EXHIBIT 10.22

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REIMBURSEMENT AGREEMENT

This Reimbursement Agreement (the "Agreement") is entered into as of September 13, 2007 by and between **Community's Hearth & Home, Ltd.**, an Ohio limited liability company (the "Company"), and **The Huntington National Bank**, a national banking association (the "Bank"). This Agreement amends and restates in its entirety a Reimbursement Agreement dated as of December 1, 2002 (the "Original Agreement") between the Company and Wesbanco Bank, Inc. (as successor by merger to Cornerstone Bank), as amended. The interest of Wesbanco Bank, Inc. in the Original Agreement has been assigned to the Bank pursuant to an Assignment of Mortgages and Assignment of Rents and Leases dated as of September 13, 2007.

W I T N E S S E T H :

WHEREAS, the Company has issued, its $4,200,000 Adjustable Rate Demand Taxable Notes, Series 2002 Due 2022 (the "Notes") to finance land acquisition, improvements and expansion of the Company's Urbana Assisted Living Facility and to repay certain outstanding indebtedness of the Company incurred in connection with the acquisition, construction and equipping of assisted living facilities located in Springfield and Urbana, Ohio (the "Project"); and the Notes are being issued pursuant to a Trust Indenture dated as of December 1, 2002 between the Company and The Bank of New York Trust Company, N.A., as successor trustee to Fifth Third Bank (the "Trust Indenture"); and

WHEREAS, Wesbanco Bank, Inc., previously assumed an irrevocable direct-pay letter of credit as issued by Cornerstone Bank on December 1, 2002 in an amount not to exceed Four Million Two Hundred Sixty-Two Thousand One Hundred Thirty-Seven and 00/100 Dollars to secure payment of the principal and purchase price of, and interest one, the Notes (the "Initial Letter of Credit");

WHEREAS, the Bank has agreed to replace the Initial Letter of Credit by issuing an irrevocable direct-pay letter of credit (such letter of credit and any successor letter of credit as described in Section 3 of this Agreement, the "Letter of Credit") in an amount not to exceed Three Million Seven Hundred Eighty Thousand One Hundred Ten and 00/100 Dollars ($3,780,110) (the "Stated Amount") to secure payment of the principal and purchase price of, and interest on, the Notes;

NOW, THEREFORE, in consideration of the following mutual premises and conditions, and for other good and valuable consideration, the receipt and sufficiency of which the parties hereto acknowledge, the Company and the Bank hereby agree as follows:

Section 1   <u>Definitions and Accounting Terms</u>.

        1.1   <u>Defined Terms</u>. As used in this Reimbursement Agreement, the following terms shall have the meaning set forth respectively after each, and any capitalized term used herein and not defined in this Section 1 or in this Reimbursement Agreement shall have the meaning set forth in the Indenture:

        "Agreement" means this Reimbursement Agreement, either as originally executed or as it may from time to time be supplemented or amended.

        "ALTA Policy" means the policy of title insurance covering the Property required pursuant to Section 5.1(e) of this Agreement.

        "Alternate Letter of Credit" means an Alternate Letter of Credit which satisfies the requirements of the Indenture.

        "Assignment of Rents and Leases" means the Company's assignment of all rents and leases on the Project Site dated as of December 1, 2002, as from time to time supplemented or amended.

        "Authorized Company Representative" means each of one or more Persons authorized in writing from time to time by the Company, with the approval of the Bank, to deliver certificates, requests for disbursements and other documents and materials to the Bank pursuant to this Agreement.

        "Capital Expenditures" means any and all amounts invested, expended, expensed or incurred in respect of the purchase, acquisition, improvement, renovation or expansion (excluding maintenance and repair in the ordinary course of business) of any properties or assets of the Company with its affiliate, on a consolidated basis; <u>provided, however,</u> that there shall be excluded from the amount of Capital Expenditures amounts so expended for which the Company, on a consolidated basis, has received a contract or funds from a prospective resident of any independent living units built or being built by the Company.

        "Closing Date" means on or before September 13, 2007.

        "Debt Service Coverage Ratio" means, for any period ending on the last day of a fiscal quarter of the Company, the ratio of (a) the sum of Unrestricted Net Income of the Company for such period plus interest expense of the Company with respect to Long Term Indebtedness for such period plus depreciation expense, amortization of financing charges and other non-cash expenses (other than bad debt reserves or expenses) for such period, to (b) the sum of (i) the Debt Service Requirement on the Notes and other Long Term Indebtedness for the next succeeding period of equal length following the end of such fiscal quarter, and (ii) interest expense of the Company with respect to Long Term Indebtedness for the next succeeding period of equal length following the end of such fiscal quarter, all as determined in accordance with generally accepted accounting principles. For purposes of the foregoing, "interest expense" shall

include fees payable to the Bank in connection with the Letter of Credit pursuant to Section 6.1 hereof.

"Debt Service Requirement" means, with reference to a specified period:

(a)   with respect to the Notes (i) interest accruing on the Notes during the period, except to the extent such interest is payable from the proceeds of the Notes and is not a current expense of the Company, and (ii) amounts required to be deposited in the Note Fund during such period to pay the principal amount of the Notes becoming due at maturity or by mandatory redemption, as the case may be; and

(b)   With respect to any other Long Term Indebtedness (i) interest accruing on such Long Term Indebtedness during the period, except to the extent such interest is payable from the proceeds of such Long Term Indebtedness and is not a current expense, (ii) amounts required to be paid during the period with respect to the principal or sinking fund requirements on such Long Term Indebtedness and (iii) all lease rental payments during the period on Long Term Indebtedness which evidence the acquisition of capital assets that are required to be capitalized under generally accepted accounting principles.

For purposes of determining the interest rate on the Notes or other Long Term Indebtedness that bears interest at a variable rate, such interest rate shall be assumed to be the rate(s) in effect for the immediately preceding period. For purposes of determining the interest accruing on the Notes during any period, such interest shall include the fees payable to the Bank in connection with the Letter of Credit pursuant to Section 6.1(f) hereof during such period when the Letter of Credit is outstanding.

"Default Rate" means the Prime Rate plus six percent (6.0%) per annum.

"Environmental Release" means the Environmental Release, Hold Harmless and Indemnity of even date from the Company to the Bank, as from time to time supplemented or amended.

"Event of Default" means each of those events so designated in Section 11 of this Agreement.

"Expiration Date" means with respect to the Letter of Credit issued under this Agreement, the earliest to occur of: (i) the Trustee making a final drawing available to be made under the Letter of Credit; (ii) receipt by the Bank of a certificate from the Trustee that no Notes remain outstanding under the Indenture following mandatory redemption in whole or acceleration of the Notes; (iii) receipt by the Bank of a certificate from the Trustee that an Alternate Letter of Credit has been accepted; or, (iv) September 15, 2010.

"Financing Statement" means the UCC-1 financing statements required pursuant to Section 4.1 of this Agreement, as from time to time supplemented or amended.

"Fiscal Year" means the Company's fiscal year, which shall be the calendar year.

"Guarantees" mean those Continuing Guaranty Agreements of even date entered into by each of the Guarantors for the benefit of the Bank.

"Guarantor" (and collectively, "Guarantors") means each of The Community Hospital of Springfield and Clark County, an Ohio non-profit corporation, AdCare Health Systems, Inc., an Ohio corporation and Hearth and Home of Ohio, Inc., an Ohio corporation.

"Improvements" means the improvements and fixtures now located and to be constructed on the Property.

"Indebtedness" means with respect to the Company on a consolidated basis (i) all items (except general contingency reserves, deferred income taxes, estimated refundable entry fee deposits, deferred revenue from entry fee deposits, and amount attributable to minority interest if any) which in accordance with generally accepted accounting principles would be included in determining total liabilities on a consolidated basis as shown on the liability side of a balance sheet as of the date on which Indebtedness is to be determined, (ii) all indebtedness secured by any mortgage, pledge, lien or conditional sale or other title retention agreement to which any property or asset owned or held is subject, whether or not the indebtedness secured thereby shall have been assumed (excluding non-capitalized leases which may amount to title retention agreements but including capitalized leases), and (iii) all indebtedness of others which the Company has directly or indirectly guaranteed, endorsed (otherwise than for collection or deposit in the ordinary course of business), discounted or sold with recourse or agreed (contingently or otherwise) to purchase or repurchase or otherwise acquire, or in respect of which the Company has agreed to apply or advance funds (whether by way of loan, stock purchase, capital contribution or otherwise) or otherwise to become directly or indirectly liable.

"Indenture" means the Trust Indenture dated as of December 1, 2002 executed and delivered by the Issuer and the Trustee, as from time to time supplemented or amended.

"Interest Rate" means the rate borne on the Notes while the Bank is the holder of the Notes. Interest will be calculated as set forth in the Notes.

"Issuer" means the Company, as Issuer of the Notes.

"Letter of Credit" means the irrevocable direct-pay letter of credit to be issued by the Bank and delivered to the Trustee upon the terms and conditions set forth in this Agreement and being an irrevocable obligation to make payment to the Trustee of up to the amounts therein specified with respect to (a) the principal amount of the Notes outstanding to enable the Trustee to pay during its term (i) the principal amount of the Notes when due at maturity or upon redemption or acceleration on the occurrence of an Event of Default, and (ii) an amount equal to that portion of the purchase price corresponding to principal of any Notes tendered for purchase by the holders thereof which cannot be remarketed by the Remarketing Agent, plus (b) the amount of interest due on the Notes or that portion of the purchase price of the Notes

corresponding to accrued interest, but not to exceed 45 days maximum accrued interest, to enable the Trustee to pay interest on the Notes.

"Letter of Credit Documents" means, collectively, this Agreement and the Security Documents, as from time to time supplemented or amended.

"Long Term Indebtedness" means all Indebtedness which either by its terms is not payable in full within one year from the date incurred, or the repayment of which may, at the option of the obligor, be extended for a period of more than one year from the date incurred.

"Mortgage" means the Open End Mortgage and Security Agreement encumbering the Property dated as of December 1, 2002 executed and delivered by the Company to Cornerstone Bank, as assumed by Wesbanco Bank, Inc. and subsequently assigned to Bank, as from time to time supplemented or amended.

"Mortgage Assignment" means the Assignment of Mortgage and Assignment of Rents and Leases of even date from Wesbanco to the Bank, with respect to the Mortgage and the Assignment of Rents and Leases.

"Note Documents" means all of the instruments and agreements which may be executed from time to time by the Trustee, and/or the Company, including without limitation the following, each of which were executed as of December 1, 2002 herewith unless otherwise indicated, as from time to time supplemented or amended:

  (a) the Indenture;

  (b) the Note Purchase Agreement; and

  (c) the Remarketing Agreement.

"Note Fund" means the Note Fund as defined in the Indenture.

"Note Proceeds" means the proceeds of the Notes, including without limitation the amounts held from time to time by the Trustee and any reserve or other fund, as well as any insurance or condemnation proceeds or other assets held by the Trustee in special funds established pursuant to the Note Documents or otherwise, but excluding any amounts deposited in the Note Fund.

"Note Purchase Agreement" means the certain Note Purchase Agreement relating to the Notes.

"Notes" means the Project Notes as defined in and to be issued pursuant to the Indenture, which are also sometimes referred to herein and in the Note Documents as "Project Notes."

"Permitted Encumbrances" means as of any particular time:

(a)   the right reserved to or vested in any municipality or public authority by the term of any provision of law to terminate any right, power, franchise, grant, license or permit, provided that the exercise of such right would not materially impair the use of the Project for the purposes for which it is held by Company or materially adversely affect its value;

(b)   the right reserved to or vested in any municipality or public authority to purchase, condemn or appropriate all or any part of the Project or the Project Site;

(c)   liens for the taxes, assessments, levies, fees, charges, duties, imposts, claims and demands referred to in the Mortgage which are not at the time delinquent, or the validity or amount of which is being contested in compliance with the provisions of the Mortgage;

(d)   easements, rights of way, licenses and restrictions in the title to the Project or the Project Site described in the ALTA Policy;

(e)   rights reserved to or vested in any municipality or public authority to control or regulate the Project or the Project Site or to use the Project or the Project Site in any manner which does not materially impair the use thereof for the purposes for which they are held by the Company or materially adversely affect their value; and

(f)   the Mortgage, those items identified on Exhibit B attached to the Mortgage, the Assignment of Rents and Leases, and the Existing Leases (as defined in the Assignment of Rents and Leases).

"Person" means and includes an individual, corporation, limited liability company, partnership, trust, unincorporated organization or association and a government or any department or agency thereof.

"Personal Property" means all Collateral (as defined in the Security Agreement), including without limitation all of the Company's right, title and interest in and to all accounts, general intangibles, investment property, inventory, furniture, furnishings, fixtures, machinery, equipment and personal property of every kind and nature, whether tangible or intangible, now existing or hereafter arising.

"Pledge Agreement" means the Pledge Agreement of even date between AdCare Health Systems, Inc. and Bank, as from time to time supplemented or amended.

"Prime Rate" means the so-called prime rate of interest per annum as published from time to time in The Wall Street Journal based on a 360 day year and charged for the actual

number of days elapsed, and will be payable in immediately available funds at the principal office of Bank on the applicable due date.

"Project" means the Property, the Improvements, the Personal Property, and the construction and equipping thereof.

"Project Site" or "Property" means the real property interests described in Exhibit A attached to the Mortgage.

"Remarketing Agent" means the Remarketing Agent as designated from time to time pursuant to the provisions of the Indenture and the Remarketing Agreement.

"Remarketing Agreement" means the Remarketing Agreement dated as of December 1, 2002 executed and delivered by the Company and the Remarketing Agent.

"Security Agreement" means the Security Agreement of even date between the Company and the Bank, as from time to time supplemented or amended.

"Security Documents" means, collectively, the Mortgage Assignment, the Mortgage, the Assignment of Rents and Leases, the Environmental Release, the Security Agreement, the Pledge Agreement, the Guarantees, the Financing Statements and any other mortgage, security agreement, financing statements or assignments now, heretofore or hereafter executed to secure the obligation of the Company under this Agreement, in each case either as originally executed or as the same may from time to time be supplemented or amended.

"Tangible General Funds" means, at any time, the total assets of the Company minus the sum of (a) the total liabilities of the Company and (b) the total intangible assets of the Company, all determined in accordance with generally accepted accounting principles.

"Trustee" means The Bank of New York Trust Company, N.A.., as successor trustee to Fifth Third Bank, having its principal corporate trust office located in Cincinnati, Ohio, or its successors as trustee under the Indenture.

"Underwriter" means Lancaster Pollard & Co.

"Unrestricted Net Income" means, for any period, the gross revenue of the Company derived from services to patients and residents less bad debt allowances and adjustments, contractual allowances and adjustments with third party payers, allowances and adjustments for free or reduced charge services and allowances and adjustments for discounts for prompt payment by payers, plus other operating income, less all operating expenses of the Company, including depreciation, amortization and interest expenses, and plus non-operating income and less non-operating expenses, as determined in accordance with generally accepted accounting principles. In calculating Net Income, there shall be excluded (a) extraordinary gains and losses, (b) any gains or losses from the disposition of capital assets, (c) proceeds received from insurance policies, (d) condemnation awards, or (e) gifts, grants, bequests, donations or

contributions and any income therefrom which may not be pledged or applied to the payment of Debt Service Requirements or any operating expenses of the Company as a result of restrictions or designations imposed by the donor or maker of the gift, grant, bequest or contribution in question at the time of the making thereof.

      1.2   <u>Use of Defined Terms</u>. Any defined term used in the plural shall refer to all members of the relevant class, and any defined term used in the singular shall refer to any number of the members of the relevant class.

      1.3   <u>Accounting Terms</u>. All accounting terms not specifically defined in this Agreement shall be construed in conformity with, and all financial data required to be submitted by this Agreement shall be prepared in conformity with, generally accepted accounting principles applied on a consistent basis.

      1.4   <u>Exhibits</u>. All Exhibits to this Agreement, either as now existing or as the same may from time to time be supplemented or amended, are incorporated herein by this reference.

Section 2   <u>Notes</u>. The Company previously executed the Note Documents and caused the issuance of the Notes. The Note Proceeds have or will be used to pay costs incurred in connection with (a) the Project, (b) the issuance of the Notes and (c) to refinance existing indebtedness.

Section 3   <u>Letter of Credit; Optional Redemption</u>.

      (a)   On the Closing Date, the Bank agrees to issue an irrevocable direct-pay letter of credit in the form attached hereto as Exhibit A in an aggregate amount not exceeding $3,780,110, of which an amount not exceeding $3,725,000 shall be available to pay the principal amount or that portion of the purchase price corresponding to principal of the Notes, and an amount not exceeding $55,110 shall be available to pay for accrued interest or purchase price corresponding to accrued interest on the Notes for up to a maximum of 45 days at the maximum interest rate on the Notes not to exceed an interest rate of 12% per annum; all as more particularly provided in the Letter of Credit. The Bank is willing to issue the Letter of Credit on the terms and conditions contained in this Agreement and the other Letter of Credit Documents.

      (b)   The Company will cause the Notes (including sending written instructions to the Trustee) to be optionally redeemed at a redemption price of 100% of the principal amount redeemed plus interest accrued to the redemption date, on the first day of December (or at the earliest date thereafter upon which Notes may be redeemed under the Indenture), in the following principal amounts in the years specified below:

Redemption Date	Principal Amount
December 1, 2007	$140,000

December 1, 2008	$150,000
December 1, 2009	$160,000
December 1, 2010	$170,000
December 1, 2011	$180,000
December 1, 2012	$190,000
December 1, 2013	$205,000
December 1, 2014	$215,000
December 1, 2015	$230,000
December 1, 2016	$245,000
December 1, 2017	$260,000
December 1, 2018	$280,000
December 1, 2019	$295,000
December 1, 2020	$315,000
December 1, 2021	$335,000

Unless otherwise retired prior to maturity, the remaining principal amount of Notes (currently anticipated to be $355,000 will be payable on December 1, 2022.

(c)   On each Interest Payment Date (as defined in the Indenture), the Company shall pay to the Trustee a Proportionate Amount (defined below) of the principal amount to be redeemed on the next date of redemption. A "Proportionate Amount" shall mean one-twelfth (1/12) of the principal amount to be redeemed on the next date of redemption.

(d)   The Company shall have the option to deliver to the Trustee for cancellation Notes in any aggregate principal amount and to receive a credit against the then current optional redemption requirement of the Company as set forth in the table above. That option shall be exercised by the Company on or before the 45th day preceding the applicable optional redemption date, by notice to the Trustee setting forth the extent of the credit to be applied with respect to the then current optional redemption requirement and the Notes to be so credited. If the notice and the Notes to be credited are not timely furnished to the Trustee, the optional redemption requirement shall not be reduced. A credit against the then current optional redemption requirement also shall be received by the Company for any Notes which prior thereto have been redeemed (other than through the operation of the optional redemption requirements) or purchased for cancellation and canceled by the Trustee, to the extent not applied theretofore as a credit against any redemption obligation.

(e)   Except as otherwise provided in the preceding paragraph, each Note so delivered, or previously redeemed, or purchased and canceled, shall be credited by the Trustee at 100% of the principal amount thereof against the then current optional redemption obligation. Any excess of that amount over the then current optional redemption requirement shall be credited against subsequent optional redemption obligations in their order.

Section 4   Letter of Credit Documents.

4.1   Security Documents. In consideration of the Bank's entry into this Agreement and the other Letter of Credit Documents, and as security for the prompt payment when due of all sums of principal, purchase price, and interest or other amounts advanced by the Bank pursuant to this Agreement, or any of the other Letter of Credit Documents, together with any and all extensions, renewals, modifications and amendments thereof and as security for the performance and observance of all of the covenants, agreements and conditions contained in the Letter of Credit, this Agreement and all of the other Letter of Credit Documents, the Company shall, at its sole expense, deliver or cause to be delivered to the Bank and record or cause to be recorded, if appropriate, the following documents, each of which shall be in such form and content, and executed by such persons and/or entities, as the Bank shall in its sole discretion require:

(a)   the Mortgage Assignment;

(b)   the Mortgage;

(c)   the Environmental Release;

(d)   the Security Agreement;

(e)   financing statements covering the Property and Personal Property (the "Financing Statement");

(f)   the Assignment of Rents and Leases;

(g)   the Guarantees; and

(h)   the Pledge Agreement.

4.2   Other Documents and Actions. The Company agrees to execute, acknowledge and/or deliver or cause to be executed, acknowledged and/or delivered to the Bank such other instruments, agreements and other documents, and to take such actions, upon request by the Bank, as the Bank may reasonably request in order to carry out the purposes of this Agreement and the other Letter of Credit Documents and the transactions contemplated thereby and to protect and/or further the validity, priority and/or enforceability of the Security Documents or subject to the Security Documents and the security interest thereby created, any property, together with any renewals, additions, substitutions, replacements or betterments thereto, intended by the terms of this Agreement or the other Letter of Credit Documents to be covered by the Security Documents.

Section 5   Conditions to Issuance and Disbursements.

        5.1   Conditions to Issuance. The obligation of the Bank to issue the Letter of Credit under Section 3 hereof is expressly subject to the following conditions precedent, unless specifically waived in writing by the Bank:

        (a)   The Bank shall have received prior to the Closing Date all of the following, each of which shall be in form and substance satisfactory to the Bank in its sole discretion:

        (i)   manually executed counterparts of the Letter of Credit Documents and Security Documents and the fees and expenses required by Section 6.1(f) and Section 12.2 of this Agreement to be paid on the date of issuance of the Letter of Credit;

        (ii)   all of the opinions, certificates, and other documents specified in, or requested by the Bank or the Company and the Guarantors pursuant to the Note Purchase Agreement;

        (iii)   a written opinion of the Company's and each Guarantor's counsel, in form and substance satisfactory to the Bank, covering such matters relating to the Company and the Guarantors, the Letter of Credit Documents and the Note Documents as may be required by the Bank;

        (iv)   a written opinion of Note counsel, in form and substance satisfactory to the Bank, covering such matters relating to the Issuer and the Note Documents as may be required by the Bank;

        (v)   a current survey of the Property, in form and substance satisfactory to the Bank in Bank's sole discretion;

        (vi)   evidence of insurance referred to in the Mortgage, satisfactory to the Bank;

        (vii)   current Uniform Commercial Code searches made in the office of the, the Secretary of State of Ohio, and such other places as the Bank may specify, covering the Company showing no filings related to, or which could relate to, the Project other than those made hereunder and under the Security Documents and Note Documents;

        (viii)   evidence satisfactory to the Bank indicating whether the Property is located within a one hundred year flood plain or identified as a special flood hazard area as defined by the Federal Insurance Administration;

        (ix)   a duly certified copy of the Articles of Organization, Operating Agreement and other governing instruments of the Company and the Guarantors, dated within 30 days of the Closing Date;

(x)	resolutions of the Company and the Guarantors in form and substance satisfactory to the Bank and certified to the date of issuance of the Letter of Credit by the Secretary of the Company and the Guarantors authorizing the Company's and the Guarantors execution and delivery of the Letter of Credit Documents and Note Documents and entering into and empowering the signatories thereto to act on behalf of the Company and the Guarantors to consummate the transaction contemplated hereby;

(xi)	market value appraisal reports indicating a value such that the loan to value ratio does not exceed 71%; and

(xii)	current interim financial statements of the Company and the Guarantors evidencing no material adverse change.

(b)	The Bank shall have received confirmation to its satisfaction that the Security Documents have been duly executed, acknowledged, delivered and recorded or filed as appropriate.

(c)	The Bank shall have received, in form and substance satisfactory to the Bank, such additional certificates, documents, consents or opinions as the Bank may reasonably request.

(d)	The Company shall, at its sole expense, have delivered or caused to be assigned to the Bank the existing ALTA mortgagee's policy of title insurance with respect to the Property satisfactory to the Bank, in form and substance and issued by an insurer entirely satisfactory to the Bank in its sole discretion, with reinsurance if the Bank shall reasonably so require, containing no standard exceptions, including no exceptions for filed or unfiled mechanics' or materialmen's liens, matters of survey, parties in possession, special assessments, or encroachments and stating that either there are no leases or that all leases have been duly subordinated to the Bank together with such other endorsements and binders thereto as may from time to time be required by the Bank, including, without limitation, both a variable interest rate endorsement and a comprehensive No. 1 mortgage endorsement naming the Bank as insured in a policy amount of not less the stated amount of the Letter of Credit insuring the Mortgage to be a valid first lien upon the fee interest in the Property identified therein, subject only to the Permitted Encumbrances.

Section 6	Reimbursement and Other Payments; Extension

6.1	Reimbursement and Other Payments. The Company hereby agrees to pay to the Bank:

(a)	on the date of any Principal Drawing or Interest Drawing (as such terms are defined in the Letter of Credit), a sum equal to the amount of such Principal Drawing or Interest Drawing plus a drawing fee of $50 per draw;

(b)　　on or before the 120th day after a Remarketing Drawing (as defined in the Letter of Credit), a sum equal to the amount of such Remarketing Drawing, together with interest thereon from the date of such Remarketing Drawing until the date of such payment at the interest rate provided in subsection (f) of this Section. Any payment of interest on Notes held by the Bank pursuant to Section 6.6 hereof, if and when received by the Bank, shall be applied by the Bank to the payment of interest owed by the Company pursuant to the preceding sentence of this Section 6.1(b);

(c)　　on demand, except as otherwise provided herein, interest on any and all amounts unpaid by the Company to the Bank when due under this Agreement or any other Letter of Credit Document from the date such amounts become due until paid in full at a fluctuating rate per annum (computed on the basis of a year of 360 days but calculated on the actual number of days outstanding) equal to the Default Rate; provided, however, that amounts drawn under a Remarketing Draw shall bear interest at an interest rate per annum equal to the Interest Rate for the 120-day period immediately following such Remarketing Drawing, and thereafter at a rate equal to the Default Rate;

(d)　　on demand, any other amounts owing to the Bank by the Company under this Agreement or any of the other Letter of Credit Documents;

(e)　　on or before the Closing Date: (i) all reasonable attorneys' fees (in an amount equal to $7,500) and out-of-pocket expenses incurred by the Bank in connection with the negotiation, preparation and execution of this Agreement, the Letter of Credit and any and all of the other Letter of Credit Documents and the transactions contemplated thereby; (ii) all fees, charges or taxes for the recording or filing of Security Documents paid by the Bank; and (iii) an issuance fee equal to 0.25% of the Stated Amount of the Letter of Credit;

(f)　　on the date of the issuance of the Letter of Credit (the "Issuance Date"), the letter of credit fee for the period of time from the Closing Date through December 4, 2007 based on a letter of credit fee of 1.375% per annum of the Stated Amount of the Letter of Credit on Closing Date; and

(g)　　for each subsequent three-month period that the Letter of Credit remains in effect, the Company will pay to the Bank in advance, on or before the fifth day of each September, December, March and June commencing December 5, 2007 (the "Maintenance Fee Payment Date") attributable to the next succeeding three-month period (the "Fee Period") a Maintenance Fee equal to 1.375% per annum of the Stated Amount of the Letter of Credit on such Maintenance Fee Payment Date (which amount will take into account all reductions or increases in such undrawn amount through such Maintenance Fee Payment Date) prorated for the actual number of days in such three-month period. If subsequent to the payment of a Maintenance Fee under this subsection, any amount is reinstated under the Letter of Credit which increases the undrawn amount available to be drawn under the Letter of Credit to an amount greater than the amount on which such Maintenance Fee was calculated (the "Increase Amount"), the Company will pay to the Bank the Maintenance Fee on the Increase Amount within five days of demand therefor by the Bank. In no event shall the Bank have any obligation

to make reimbursement or to otherwise account to the Company in respect of fees paid by the Company as a result of any reduction in the undrawn amount under the Letter of Credit. All fees of the Bank shall be computed on the basis of a year of 360 days but calculated on the actual number of days outstanding.

(h)   Notwithstanding the foregoing or anything herein to the contrary, the annual fee of 1.375% set forth in clause (g) of this Section shall be reduced to 1.25% if the Company meets a Debt Service Coverage Ratio of at least **1.4:1.0**, commencing with the fiscal quarter of the Company ending December 31, 2007, as detailed in Section 8.15(a) below and shall remain at 1.25% thereafter so long as the Company is in compliance with the Debt Service Coverage Ratio of at least **1.4:1.0**.

6.2   Payments.

(a)   All payments by the Company to the Bank hereunder shall be made in lawful currency of the United States of America and in immediately available funds before 2:00 p.m. Ohio time on the date when such payment is due at the office of the Bank at 5 West North Street, Springfield, Ohio 45504, Attn: Business Banking, or at such other location as the Bank shall designate to the Company from time to time in writing. Any payment received and accepted by the Bank after such time shall be considered for all purposes (including the calculation of interest, to the extent permitted by law) as having been made on the Bank's next following business day (as defined in the Letter of Credit).

(b)   If the date for any payment hereunder falls on a day that is not a business day, then for all purposes of this Agreement the same shall be deemed to have fallen on the next following business day, and such extension of time shall in such case be included in the computation of payments of interest.

6.3   Increased Costs Due to Change in Law.   If any change in any law or regulation or in the interpretation thereof by any court or administrative agency shall either (i) impose, modify or deem applicable any reserve, special deposit or similar requirement against letters of credit issued by the Bank, or (ii) impose on the Bank any other condition regarding this Agreement, or the Letter of Credit (other than changes in the rates of income taxation generally applicable to the Bank), and the result of any such event shall be to increase the cost to the Bank of issuing or maintaining the Letter of Credit (which increase in cost shall be determined by the Bank's reasonable allocation of the aggregate of such cost increases resulting from such events), then (a) the Bank shall so notify the Company, and (b) upon receipt of such notice from the Bank, the Company shall promptly pay to the Bank, from time to time as specified by the Bank, additional amounts which shall be sufficient to reasonably compensate the Bank for such increased costs, together with interest on each such amount from the date of such notice until payment in full thereof at the Prime Rate. A certificate setting forth in reasonable detail such increased cost incurred by the Bank as a result of any such event, submitted by the Bank to the Company, shall be prima facie evidence, absent manifest error, as to the amount thereof.

6.4 <u>Obligations Absolute</u>. The obligations of the Company under this Agreement shall be absolute, unconditional and irrevocable, and shall be paid and performed strictly in accordance with the terms of this Agreement, under all circumstances whatsoever, including, without limitation, the following circumstances:

(a) any lack of validity or enforceability of the Letter of Credit, or any of the Letter of Credit Documents or the Note Documents or any other agreement or instrument related thereto;

(b) any amendment or waiver of or any consent to departure from the terms of the Letter of Credit or any of the Letter of Credit Documents or the Note Documents or any other agreement or instrument related thereto;

(c) the existence of any claim, setoff, defense or other right which the Company or Issuer may have at any time against the Trustee, any beneficiary or any transferee of the Letter of Credit (or any Person for whom the Trustee, any such beneficiary or any such transferee may be acting), the Bank or any other Person, whether in connection with this Agreement, the Letter of Credit, any of the other Letter of Credit Documents, the Notes or any other agreement or instrument related thereto, or in connection with the Project or any unrelated transaction;

(d) any statement, draft or any other document presented under the Letter of Credit proving to be forged, fraudulent, invalid or insufficient in any respect, or any statement therein being untrue or inaccurate in any respect whatsoever (except to the extent acceptance or reliance upon any such statement, draft or other document is a result of the Bank's gross negligence or willful misconduct);

(e) the surrender or impairment of any security for the performance or observance of the terms of this Agreement, any of the other Letter of Credit Documents or any other agreement related thereto; or

(f) any other circumstance, happening or omission whatsoever, whether or not similar to any of the foregoing, provided that such circumstance, happening or omission is not a result of the Bank's gross negligence or willful misconduct.

6.5 <u>Extension of Letter of Credit</u>. The Letter of Credit shall be outstanding until September 15, 2010 and shall thereafter terminate in accordance with the terms and conditions of the Letter of Credit; <u>provided, however</u>, that the Expiration Date, as set forth in the Letter of Credit, may be extended in the Bank's sole and absolute discretion upon written request of Company to Bank, which request shall be given at least 150 days prior to the Expiration Date of the Letter of Credit, and upon such extension, if any, the payment of the fee specified in Section 6.1(g) hereof.

(b) The Bank shall give the Trustee written notice not later than 100 days prior to the Expiration Date of the Bank's decision to extend the Letter of Credit or not pursuant to

Section 6.5(a). The Company hereby approves and consents to each and every extension of the Letter of Credit granted by Bank and the Company authorizes any such extension to be evidenced by an amendment to the Letter of Credit to that effect.

6.6   Pledge of Remarketing Notes.

(a)   As security for the payment and performance of all obligations of the Company to the Bank hereunder and under the other Letter of Credit Documents, the Company hereby agrees that upon the making of a Remarketing Drawing the applicable records will be noted to list the Bank as the beneficial owner of the Notes purchased with such Remarketing Drawing free and clear of all other liens and encumbrances (the "Pledged Notes"), and the Company hereby grants to the Bank a security interest in the Pledged Notes and in the proceeds thereof. If the Notes are book-entry only, then the Bank shall be noted in the appropriate records of the Trustee on the Remarketing agent as the beneficial owner of the pledged Notes.

(b)   If the Company shall become entitled to receive or shall receive any Pledged Notes, any payment of interest with respect to the Pledged Notes by the Issuer, or any and all other proceeds thereof, the Company shall accept any such items as the Bank's agent, shall hold them in trust for the Bank, and shall deliver them forthwith to the Bank in the exact form received, with the Company's endorsement when necessary, in each case with signatures guaranteed, to be held by the Bank, subject to the terms hereof, as security for the payment and performance of all obligations of the Company hereunder and under the other Letter of Credit Documents, except that the Bank shall credit all payments and proceeds directly against the Company's obligations under Section 6.1 of this Agreement as provided above.

(c)   All principal, premium if any, and interest paid on the Pledged Notes shall be retained by the Bank (or if received by the Company shall be forthwith delivered by it to the Bank in the original form received) and applied by the Bank to the payment of amounts due the Bank from the Company hereunder and under the other Letter of Credit Documents.

(d)   If the Company makes or causes to be made to the Bank a prepayment or payment of a Remarketing Drawing pursuant to Section 6.1(b) hereof, or the Remarketing Agent resells Pledged Notes on behalf of the Company, the Bank agrees to release from the lien of this Agreement and deliver to the Company or the Remarketing Agent, as the case may be, Pledged Notes in an aggregate principal amount equal to the amount of such prepayment or payment with respect to principal so made, or the principal amount of the Pledged Notes so resold.

(e)   In addition to the rights and remedies granted to the Bank in this Agreement, the Bank shall have all of the rights and remedies of a secured party under the Ohio Revised Code and such other rights and remedies as are granted to a secured party in similar situations to the extent of the security interest granted under Section 6.6(a) above.

(f)   The Company shall be liable for the deficiency if the proceeds of any sale or other disposition of the Pledged Notes by the Bank are insufficient to pay all amounts to which the Bank is entitled, including principal and interest as provided herein, and the fees of any outside attorneys employed by the Bank to collect such deficiency.

6.7   Reinstatement.

(a)   After payment by the Bank of a Remarketing Drawing, the obligation of the Bank to honor demands for payment under the Letter of Credit with respect to the payment of principal (or the portion of purchase price corresponding to principal) of the Notes shall automatically be reinstated in an amount equal to such Remarketing Drawing upon compliance with Section 6.6 hereof.

(b)   In the event of an Interest Drawing, the Stated Amount of the Letter of Credit shall automatically be reinstated in the amount of the related Interest Drawing at the close of business on the fifth day following the date of such drawing unless the Bank shall have sent the Trustee and the Company a notice in the form of Exhibit 6 to the Letter of Credit in the event the Bank has not been reimbursed for such drawing or an Event of Default has occurred under this Agreement and is continuing.

Section 7   Representations and Warranties by the Company. As a material inducement to the Bank's entry into this Agreement and the transactions contemplated hereby, the Company represents and warrants to the Bank that:

7.1   Formation of the Company. The Company (a) is a limited liability company duly formed, validly existing and in full force and effect under the laws of the State of Ohio, (b) has all requisite power and authority to conduct its business and to own and lease its properties, and (c) is duly qualified to do business in every jurisdiction in which the nature of business conducted by it makes such qualification necessary or where failure to so qualify would have a material adverse effect on its business or financial condition or its performance of its obligations under the Letter of Credit Documents or the Note Documents.

7.2   Execution, Delivery and Performance of Letter of Credit Documents and Note Documents.

(a)   The Company has all requisite power and authority to execute and deliver, and to perform all of its obligations under, the Letter of Credit Documents and the Note Documents, and the Company has obtained the consent of all of its members to the confession of judgment and cognovit provisions contained herein.

(b)   The execution and delivery by the Company of, and the performance by the Company of all of its obligations under each Letter of Credit Document and Note Document have been duly authorized by all necessary corporate action and do not and will not:

(i)　　violate any provision of the articles of organization, operating agreement or other governing instruments of the Company;

(ii)　　result in or require the creation or imposition of any mortgage, deed of trust, pledge, lien, security interest, claim, charge, right of others, or other encumbrance of any nature (other than as contemplated under the Letter of Credit Documents and the Note Documents) upon or with respect to any property or assets now owned or leased or hereafter acquired by the Company;

(iii)　　violate, in any material manner, any provision of any law, rule, regulation, order, writ, judgment, injunction, decree, determination or award presently in effect having applicability to the Company; or

(iv)　　result in a material breach of or constitute a material default under, or cause or permit the acceleration of any obligation owed under, any indenture or loan or credit agreement, lease, or instrument to which the Company is a party or by which the Company or any of its property or assets is bound or affected if such default would have a material adverse effect on the financial condition of the Company or would be materially adverse to the interests of the holders of the Letter of Credit Documents or the Note Documents.

(c)　　At the time of execution of this Agreement, the Company is not in default in any respect that is materially adverse to the interests of the holders of the Letter of Credit Documents or the Note Documents or that would have any material adverse effect on the financial condition of the Company or the conduct of its business under any law, rule, regulation, order, writ, judgment, injunction, decree, determination, award, indenture, agreement, lease or instrument described in Section 7.2(b)(iii) or Section 7.2(b)(iv) above.

(d)　　To the Company's knowledge, no authorization, consent, approval, order, license, exemption from, or filing or registration or qualification with, any court or governmental department, public body, authority, commission, board, bureau, agency, or instrumentality, not heretofore obtained or not reasonably obtainable by the date of issuance and delivery of the Letter of Credit is or will be required to authorize, or is otherwise required in connection with the following:

(i)　　the execution and delivery by the Company of, and the performance by the Company of all of its obligations under, the Letter of Credit Documents and the Note Documents, or

(ii)　　the creation of the liens, security interests, or other charges or encumbrances described in the Letter of Credit Documents and the Note Documents.

(e)　　The signing persons or entities of the Company are fully authorized to execute the Letter of Credit Documents and the Note Documents on behalf of the Company.

(f)   Each of the Letter of Credit Documents and the Note Documents, when executed and delivered, will constitute the legal, valid and binding obligation of the Company (to the extent the Company is a party thereto or obligated thereunder), enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws in effect from time to time relating to or affecting the enforcement of creditors' rights and general principles of equity.

7.3   Financial Statements. The Company has furnished to the Bank their financial statements and such statements and any other financial statements or reports submitted by the Company to the Bank truly and accurately presents the financial position of the Company.

7.4   No Material Adverse Change.

(a)   To the Company's knowledge, since December 31, 2006 there has not been any material adverse change or any development involving a prospective material adverse change, financial or otherwise, in the condition of the Company, or in the results of its operations, and there have not been any material transactions, obligations or liabilities entered into or incurred by the Company other than transactions, obligations or liabilities in the ordinary course of its business.

(b)   The Company does not have and has not incurred any material liabilities or obligations, direct or contingent, which have not been disclosed to the Bank. Since December 31, 2006, there has been no change in the properties, the condition (financial or otherwise) or earnings of the Company, whether or not arising from transactions in the ordinary course of business, which would materially and adversely affect the Company's ability fully to perform all of its obligations under this Agreement.

7.5   Tax Liability. The Company has filed all tax returns (federal, state and local) required to be filed and has paid all taxes shown thereon to be due and all property taxes due, including interest and penalties, if any; provided, however, that the Company shall not be required to pay and discharge any such tax so long as the legality thereof shall be promptly and actively contested in good faith and by appropriate proceedings. The Company has established and will maintain adequate reserves for tax liabilities, if any (including any tax liabilities contested pursuant to this Section).

7.6   Compliance with Laws. The Company is and shall remain in compliance in all material respects with all laws, regulations and requirements applicable to its business and has obtained to the extent reasonably obtainable by the date of issuance and delivery of the Letter of Credit all authorization, consents, approvals, orders, licenses, exemptions from, and has accomplished all filings or registrations or qualifications with, any court or governmental department, public body, authority, commission, board, bureau, agency or instrumentality, that are necessary for the transaction of its business.

7.7   Environmental Matters.

(a)   There have been no claims, notices, orders, or directives on environmental grounds made or delivered to, pending or served on Company or its agents, or which Company or its agents are aware, issued by any governmental department or agency having jurisdiction over the Property, affecting the Property or any part thereof requiring any work to be done upon or about the Property or any part thereof, including, but not limited to, clean-up orders; or issued or claimed by any private agency or individual affecting the Property or any part thereof.

(b)   To the Company's knowledge, there have not been, are not now and as of the Closing Date, there will be no solid waste, hazardous wastes, hazardous substances, toxic substances, toxic chemicals, pollutants or contaminants, underground storage tanks, purposeful dumps, substances, wastes, pollutants, contaminants or accidental spills in, on or about the Property, or no solid wastes, hazardous wastes, toxic substances, hazardous substances, pollutants or contaminates, wastes, or pollutants, that are stored on the Property either by Company or by Company's lessees, licensees, invitees or predecessors.

(c)   To the Company's knowledge, there has not been, is not now and as of the Closing Date, there will be no filtering into ground water or transmission by seepage or other drain or transfer any solid wastes, hazardous wastes, hazardous substances, toxic substances, pollutants or contaminants, or wastes which have effected, is now effecting or as of the Closing Date, will effect adjoining sites.

(d)   All definitions of hazardous wastes, toxic substances, or other similar terms used in this Agreement have the meaning within the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. 9601 et seq. ("CERCLA"), or if not defined therein, have such meaning as defined in all other federal, state and local environmental statutes, rules and regulations.

(e)   Company agrees that Bank shall not assume any liability or obligation for loss, damage, fines, penalties, claims or duty to clean-up or dispose of wastes or materials on or relating to the Property, regardless of any inspections of the Property made by the Bank prior to the consummation of this Note transaction. Company agrees to remain fully liable and shall indemnify and hold harmless Bank from any costs, expenses, clean-up costs, waste disposal costs, litigation costs, fines, penalties, including without limitation, those costs, expenses, penalties and fines within the meaning of CERCLA, and any other related liabilities upon the occurrence of a breach of any of Company's foregoing representations and warranties.

7.8   Litigation. There are no actions, suits or proceedings pending, or to the knowledge of the Company, threatened, before any court, administrative agency or arbitrator which, individually or in the aggregate, might result in any material adverse change in the financial condition of the Company or might impair the ability of the Company to perform its obligations under this Agreement, the Note, the Mortgage, the Note Purchase Agreement or the Remarketing Agreement.

7.9   Statements.   Any certificate or written statement or the most recent projections furnished prior to the issuance of the Letter of Credit by the Company to the Bank or to the Trustee or any other Person in connection with the negotiation of this Agreement or any of the other Letter of Credit Documents or the Note Documents or the transactions contemplated thereby to the best knowledge of the Company after reasonable inquiry does not contain any untrue statement of a material fact and does not omit any material fact necessary to make the statements contained herein or therein, in the light of the circumstances under which it was made, not misleading.

7.10   Compliance with Requirements.   The Company has obtained and examined all conditions, covenants, restrictions, easements, reservations, rights of way and all applicable laws, ordinances, regulations, use permits, occupancy permits, building permits and other requirements affecting or relating to the Property of which it has knowledge after reasonable investigation; and the Project, does not and will not violate any of the same in any material respect and the intended use of the Project will not be materially affected thereby.

7.11   Encroachments.   The Company agrees that the Project was constructed entirely on the Property Site and does not encroach upon or overhang any easement or right of way of record, nor encroach upon the land of others, except to the extent permitted by the Permitted Encumbrances.   The Company will furnish, from time to time upon demand, satisfactory evidence with respect to the compliance required by this Section.

7.12   Solvency.   The Company is Solvent and upon consummation of the transactions contemplated by this Agreement will be Solvent. "Solvent" means that: (a) the present fair salable value of the Company's assets is in excess of the total amount of its liabilities (including contingent liabilities); (b) the Company is able to pay its debts as they become due; and (c) the Company does not intend to or believe it will incur obligations beyond its ability to pay as they mature.

Section 8   Affirmative Covenants.   For so long as any obligation of the Company in connection with the Note Documents, this Agreement or any of the other Letter of Credit Document remains outstanding, the Company shall, unless the Bank otherwise consents in writing:

8.1   Protection of Lien on Property.   Maintain the liens created by the Mortgage as a first lien, subject only to Permitted Encumbrances upon the Property identified in the Mortgage, and take such actions and execute and deliver to the Bank such instruments and documents as the Bank may reasonably require from time to time in connection therewith.

8.2   Protection of Security Interest in Personal Property.   Subject only to Permitted Encumbrances, maintain the liens created by the Mortgage and the Security Agreement as a first lien upon the Personal Property encumbered thereby, and take such actions

and execute and deliver to the Bank such instruments and documents as the Bank may reasonably require from time to time at the Company's expense in connection therewith.

8.3   Payment of Taxes, Assessments and Charges. Pay all taxes, assessments, charges and levies imposed by any public authority which are or may become a lien affecting the Project or any part thereof, provided, however, that the Company shall not be required to pay and discharge any such tax, assessment, charge or levy so long as (a) the legality thereof shall be promptly and actively contested in good faith and by appropriate proceedings and (b) the Company maintains reserves and deposits adequate to pay any liabilities contested pursuant to this Section in accordance with the terms of the Mortgage.

8.4   Insurance. Keep the Project insured in accordance with and comply with the insurance provisions of the Mortgage.

8.5   Title Insurance Endorsements. Cooperate with the Bank to deliver or cause to be delivered to the Bank, in form and content satisfactory to the Bank, such endorsements and binders to the ALTA Policy as the Bank may from time to time require.

8.6   Governmental Approvals. Deliver to the Bank, from time to time at the Bank's request, in form and substance satisfactory to the Bank, evidence that the Company has complied in all material respects with all applicable laws, ordinances, regulations and other requirements relating thereto, and that all necessary consents or approvals of any court or governmental department, public body, authority, commission, board, bureau, agency or instrumentality have been regularly and finally received with respect to the Project, including without limitation each of the following as applicable:

(a)   all zoning, land use and planning requirements;

(b)   all subdivision and/or parcel map requirements;

(c)   all environmental statutes, rules, regulations and requirements;

(d)   all requirements imposed by any public utility in connection with the use of the Property or the supply of utilities thereto; and

(e)   all requirements imposed in connection with any use permit, occupancy permit, building permit or other permit or approval required by any governmental authority in connection with the Project.

8.7   Compliance with Requirements. Comply with all conditions, covenants, restrictions, easements, reservations, rights, rights of way and all applicable laws, ordinances, regulations, use permits, occupancy permits, building permits and other requirements, including without limitation those affecting or relating to the Property, the construction of the Project thereon or the Company's operations thereon.

8.8 <u>Company to Maintain its Existence; Conditions Under Which Exceptions Permitted</u>. Maintain its existence to the extent permitted by law and not dissolve or otherwise dispose of or transfer all or a substantial part of its assets without the consent of the Bank which consent the Bank shall be under no obligation to give. If a sale or other transfer of assets of the Company is made as permitted by this Section, the provisions of this Section shall continue in full force and effect and no further sale or other transfer shall be made except in compliance with the provisions of this Section.

8.9 <u>Books and Records</u>. Maintain a standard and modern system for accounting in accordance with generally accepted principles of accounting, consisting of full and complete books of account and other records reflecting the results of its operations, and shall provide to the Bank:

(a)   within thirty (30) days after the end of each month of each fiscal year, a copy of its balance sheet as of the end of such month, and revenue and expense statements for such month, which statements shall be in reasonable detail, prepared and certified as complete and correct, subject to changes resulting from year-end adjustments, by the principal financial officer of the Company and shall be in such form as is reasonably acceptable to the Bank;

(b)   with statements submitted under clause (a), a covenant compliance certificate duly executed by an authorized officer of the Company;

(c)   within 120 days after the end of each fiscal year, beginning with the 2007 fiscal year, a copy of its balance sheet as of the end of such fiscal year, and its revenue and expense and surplus statements for such year, which statements shall be prepared and reviewed by a firm of independent certified public accountants acceptable to the Bank (which acceptance shall not be unreasonably withheld), which review by the accountants in connection with the financial statements will be made in accordance with generally accepted auditing standards;

(d)   with the statements submitted under clauses (a) and (b) above, a certificate signed by an officer of the Company, stating he is familiar with all documents relating to the Letter of Credit and that no Event of Default specified in Section 11.1 hereof, nor any event which upon notice or lapse of time, or both would constitute such an Event of Default, has occurred, or if any such condition or event existed or exists, specifying the nature and period of existence and what action the Company has taken or is taking or proposes to take with respect thereto;

(e)   as soon as possible and in any event within ten (10) days after receipt of notice thereof, notice of any pending or threatened litigation, investigation or other proceeding involving the Company (i) which could have a material adverse effect on the operations or financial condition of the Company, or (ii) wherein the potential damages, in the reasonable judgment of the Company based upon the advice of counsel experienced in such

matters, are not fully covered by the insurance policies maintained by the Company (except for the deductible amounts applicable to such policies);

(f)   as soon as possible and in any event within ten (10) days after the occurrence of any material adverse change in the operations, financial condition or prospects of the Company, notice of any such occurrence;

(g)   promptly upon receipt thereof, copies of all letters to management and all audit reports submitted to the Company by independent certified public accountants in connection with each audit of the books of the Company or any of its subsidiaries made by such accountants;

(h)   after written request from the Bank, copies of all statements, notices and reports the Company shall thereafter send to its trustees or to any creditor;

(i)   with reasonable promptness, such other information as the Bank may reasonably request;

(j)   within 120 days after the end of each Guarantor's respective fiscal years, the Company shall cause Guarantors to provided their financial statements as provided in their respective Guarantees; and

(k)   within forty-five (45) days of filing its annual state and federal returns, Company shall provide Bank with such tax returns.

If at any time the Company has any subsidiary or subsidiaries which have financial statements which could be consolidated with those of the Company pursuant to then existing generally accepted accounting principles, the financial statements required by subsections (a) and (b) above shall be the financial statements of the Company and all such subsidiaries prepared on a consolidated and consolidating basis, and the provisions of this Section shall apply to all such entities on a consolidated basis.

8.10   Maintenance and Furnishing of Project. Maintain its properties, including without limitation the Project, and each portion thereof (including without limitation fixtures, equipment, machinery and fixed assets) in good condition and repair, said condition and repair to be in line with that of comparable facilities; and not permit any waste or damage with respect thereto.

8.11   Notice of Litigation. Give notice to the Bank, within 20 days of the Company's learning thereof, of any of the following:

(a)   any litigation materially affecting or relating to the Project;

(b)   any dispute between the Company and any municipal or other governmental authority relating to the Project, the adverse determination of which might materially affect the Project; and

(c)   any threat or commencement of proceedings in condemnation or eminent domain relating to the Property.

8.12   Notice of Certain Events. Promptly notify the Bank if (a) the Company learns of the occurrence of any event which constitutes, or will, with the passage of time or the giving of notice or both, constitute an Event of Default or a default under this Agreement or any of the other Letter of Credit Documents or any of the Note Documents, together with a detailed statement by an Authorized Company Representative specifying the nature thereof and what action the Company is taking or proposes to take with respect thereto, or (b) the Company receives any notice from, or the taking of any other action by, the holder of any promissory note, debenture or other evidence of indebtedness of the Company or of any security (as defined in the Securities Act of 1933, as amended) of the Company with respect to a claimed default, together with a detailed statement by an Authorized Company Representative specifying the notice given or other action taken by such holder and the nature of the claimed default and what action the Company is taking or proposes to take with respect thereto, or (c) the Company learns of the existence of any legal, judicial or regulatory proceedings affecting the Company or any of its properties or assets in which the amount involved is material and is not covered by insurance or which, if adversely determined, would cause a material adverse change in the business, prospects, profits, properties, assets or condition (financial or otherwise) of the Company, or (d) there shall occur or exist any other event or condition causing a material adverse change in the business, prospects, profits, properties, assets or condition (financial or otherwise) of the Company.

8.14   Security of Project. Take such measures to protect the physical security of the Project as the Bank may reasonably deem advisable.

8.15   Financial Covenants.

(a)   Debt Service Coverage Ratio. Prior to December 31, 2007, the Company shall maintain a Debt Service Coverage Ratio of at least **1.0:1.00**, as measured on a rolling 12 month basis. Commencing with the fiscal quarter of the Company ending December 31, 2007, the Company will have, as of the end of each fiscal quarter of the Company, a Debt Service Coverage Ratio for the rolling twelve-month period ending on the last day of such fiscal quarter of not less than **1.4:1.00**, as disclosed in the financial statements of the Company delivered to the Bank pursuant to Section 8.9 of this Agreement.

(b)   Tangible Net Worth. The Company shall maintain a Tangible Net Worth of not less than its stated Tangible Net Worth as of June 30, 2007 (the "Starting Minimum Tangible Net Worth"), as disclosed in the financial statements of the Company delivered to the Bank pursuant to Section 8.9 of this Agreement, and thereafter, at the end of each fiscal year shall have Tangible Net Worth no less than the Starting Minimum Tangible Net Worth plus an

amount equal to 100% of the cumulative net earnings of the Company from December 31, 2007 through the fiscal year-end on which such Tangible Net Worth balance is determined. Bank shall exclude from the Company's total assets any accounts receivable or notes receivable from affiliates.

8.16   Bank Accounts of the Company. Maintain or make the Bank or its affiliates the principal depository in which the Company's funds are deposited. The Company shall maintain its operating accounts and related treasury management services with the Bank.

Section 9   Negative Covenants. For so long as any obligation of the Company in connection with the Note Documents, this Agreement or any of the other Letter of Credit Documents remains outstanding, the Company shall not, unless the Bank otherwise consents in writing:

9.1   Liens on Property. Create or cause or suffer to become effective any mortgage, deed of trust, security interest or encumbrance affecting the real or personal property of the Company (including specifically the Project and Personal Property) or any portion of the same, except for (a) the lien of the Mortgage, (b) Permitted Encumbrances, (c) taxes and assessments not delinquent and claims of lien contested by the Company as provided in Section 10.3 of this Agreement, and (d) liens on Indebtedness permitted by Section 9.6(a)(v) of this Agreement.

9.2   Transfers of Project or Note Document Obligations. Assign or delegate any of the Company's obligations under the Notes, this Agreement or any of the other Letter of Credit Documents or Note Documents, or sell, lease, exchange, convey, mortgage, assign, pledge, encumber or otherwise transfer the Property, the Project, the Personal Property, or any part thereof or interest therein (except for (a) dispositions of Personal Property permitted pursuant to Section 9.3 below, (b) Permitted Encumbrances, (c) leases permitted pursuant to Section 9.4 hereof, or (d) easements, licenses, rights of way or title restrictions granted pursuant to Section 9.5), other than with the express prior written consent of the Bank, which consent shall not be unreasonably withheld.

9.3   Removal of Personal Property. Remove or permit the removal from the Property of any items of Personal Property other than (a) in accordance with the provisions of each of the Mortgage and the Indenture or (b) sale or disposition of Personal Property in the ordinary course of business.

9.4   Leases. Enter into any commercial leases or other agreements pursuant to which any Person is given any right to occupy any building area within the Project without the prior written consent of Bank.

9.5   Easements. Grant, convey or cause to be effective any easement, license, right of way, or title restriction or limitation affecting the Project or any portion of the same without the express prior written consent of the Bank (which consent shall not be unreasonably withheld); provided, however, that the Company may grant routine easements which are reasonably necessary and required by governmental or quasi-governmental entities or utility

companies for the furnishing of utilities or services to the Project without the requirement of such consent by the Bank, so long as such easements shall not materially weaken, diminish or impair the security of the Mortgage or interfere with the intended use of the Project.

9.6   Additional Negative Covenants.

(a)   No Debt. Except for any Permitted Encumbrances, create, incur, assume, or permit to exist any indebtedness except (i) indebtedness under this Agreement or permitted by this Agreement; (ii) indebtedness otherwise owing to Bank; (iii) indebtedness for trade debt incurred in the ordinary course of the Company's business; (iv) to the extent and in the amounts existing on the date hereof, as disclosed in financial statements or (v) any additional indebtedness relating to purchase money security interests of equipment not to exceed $100,000 during any fiscal year.

(b)   No Guarantees. Guarantee or otherwise in any way become or be responsible for the indebtedness or obligations of any other person, contingently or otherwise, except, however, for the endorsement of negotiable instruments for collection by the Company in the ordinary course of business.

(c)   No Loans or Advances. Make loans or advances to anyone or any entity, including, but not limited to, the members, officers or directors of the Company.

(d)   No Change in Ownership. Without the prior written consent of Bank, which consent shall not be unreasonably withheld, permit any change in ownership.

(e)   No Dividends or Distributions. Without the prior written consent of the Bank, which consent shall not be unreasonably withheld, pay dividends nor make distributions.

Section 10   Covenants Concerning the Property.

10.1   Entry and Inspection. The Bank and its agents shall, at all reasonable times upon reasonable prior notice, have the right of entry and free access to the Project.

10.2   Permits and Warranties. The Company shall furnish the Bank upon request with true and complete copies of all building and other permits and authorizations required in connection with the operation or occupancy of the Project or any part thereof. The Company shall also furnish the Bank with copies of all warranties and guaranties received from any laborer or supplier furnishing labor, materials, equipment, fixtures or furnishings in connection with the Project upon request of Bank.

10.3   Protection Against Liens.

(a)   The Company agrees to pay fully and discharge all claims for labor done and for material and services furnished in connection with the Project and to take all other reasonable steps to forestall the assertion of claims of lien against the Project or the Property or any part thereof. The Company irrevocably appoints, designates and authorizes the Bank as its agent (said agency being coupled with an interest) with the authority, but without any obligation, to file for record any notices that the Bank deems necessary or desirable to protect its interests in and to the Project pursuant to this Agreement, the Mortgage, or any of the other Letter of Credit Documents.

(b)   Upon demand by the Bank, the Company shall make such demands or claims as the Bank shall specify upon laborers, materialmen, subcontractors or other persons who have furnished or claim to have furnished labor, services or materials in connection with the construction, maintenance, repair and equipping of the Project. Nothing herein contained shall require the Company to pay any claims for labor, materials, or services which the Company in good faith disputes and is diligently contesting; provided that the Company shall, within thirty (30) days after the filing of any claim of lien, post a surety Note sufficient to release said claim of lien, or provide the Bank, at the Company's cost, with such security or assurance (and extensions, renewals or substitutions thereof) as the Bank may in its sole discretion approve in writing.

Section 11   Events of Default and Remedies Upon Default.

11.1   Events of Default. The occurrence of any one or more of the following, whatever the reason therefor, shall constitute an Event of Default hereunder:

(a)   The Company shall fail to pay any amount owing under this Agreement or any other Letter of Credit Document on the due date thereof, time being of the essence; or

(b)   The Company fails to observe or perform any covenant, condition or agreement set forth in any of the following sections of this Agreement: 3(c), 8.1, 8.2, 8.15, 9.1, 9.2 or 9.6; or

(c)   The Company fails to observe or perform any covenant, condition or agreement to be observed or performed pursuant to the terms hereof (other than as set forth in Sections 11.1(a) and 11.1(b) of this Agreement), provided such default continues unremedied for thirty (30) days after written notice thereof to the Company by Bank; and provided, further that if such default can be cured and is being diligently pursued by the Company, then the Company shall have an additional 60 days after the expiration of the initial 30-day cure period to remedy such default; or

(d)	A default under any Security Document that is not cured within any applicable grace period; or

(e)	The occurrence of an Event of Default (as that term is defined in the Indenture) under the Indenture or the occurrence of an event of default under the terms of any other Note Document, or the obligation to make payment on the Notes is accelerated for any reason; or

(f)	All or a substantial portion of the Property or the right of way for ingress or egress thereto is condemned, seized or appropriated by a governmental authority; or

(g)	The dissolution or liquidation of the Company, or failure by the Company promptly to lift any execution, garnishment or attachment of such consequences as will materially impair its ability to make payments when due under this Agreement, or the entry of an order for relief by a court of competent jurisdiction in any proceeding for the liquidation or reorganization of the Company, or the filing of a petition by the Company under the provisions of any bankruptcy or insolvency act or under any similar act which may be hereafter enacted, or the filing of a petition against the Company under the provisions of any bankruptcy or insolvency act or under any similar act which may hereafter be enacted which is not dismissed within sixty (60) days of its filing, or an assignment by the Company for the benefit of its creditors, or the entry by the Company into an agreement of composition with its creditors or the appointment of a receiver, trustee, custodian, liquidator or similar officer for the Company, or the admission by the Company that it is unable to pay its debts as they mature or that it is generally not paying its debts as they mature; or

(h)	Cessation of operation by the Company of the Project (except as a result of damage, destruction or condemnation of the Property if the Company thereafter complies with the provisions of the Mortgage or the Note Documents pertaining thereto); or

(i)	The Bank reasonably believes that the ability of the Company to make its payments or perform its obligations hereunder or under any of the Letter of Credit Documents has been materially and adversely impaired; or

(j)	Company defaults under the terms of any indebtedness or lease of the Company or any subsidiary of the Company which is not cured within the time period permitted pursuant to the terms and conditions of such indebtedness or lease, or an event occurs which gives any creditor or lessor the right to accelerate the maturity of any such indebtedness or lease payments to such creditor or lessor;

(k)	Any litigation or administrative proceeding commences, and is not dismissed within thirty (30) days, involving the Company, or any instrument, contract or document delivered to the Bank in compliance with this Agreement, and the adverse result of such litigation or proceeding would have, in the Bank's reasonable opinion, a materially adverse effect on the Company's ability to pay its obligations or comply with its covenants under this Agreement, the Security Documents or the Note Documents; or

(l)   Any one or more judgments or orders are entered against any one or more of the Company, where such judgments or orders are either in excess of insurance proceeds available to cover the judgment or in the aggregate exceed $100,000, and either (i) continue unsatisfied and unstayed for thirty (30) days or (ii) a judgment lien on any property of the Company arises in respect thereof and foreclosure thereof is not stayed pending appeal by a bond or other arrangement given or obtained by the Company on terms that do not violate the Company's covenants under this Agreement.

11.2   Remedies Upon Default. Upon the occurrence of any Event of Default, the Bank may, at its option, do any or all of the following:

(a)   Declare the principal of all amounts owing under this Agreement and the other Letter of Credit Documents (including all obligations secured by the Security Documents) and all other indebtedness of the Company to the Bank, together with interest thereon, to be forthwith due and payable, regardless of any other specified maturity or due date, without notice of default, presentment or demand for payment, protest or notice of nonpayment or dishonor, or other notices or demands of any kind or character, and without the necessity of prior recourse to any security;

(b)   Implement any remedies available to the Bank under or in connection with the Note Documents, including without limitation causing and paying a full or partial drawing under the Letter of Credit (whether or not any amounts have previously been paid under the Letter of Credit), taking an assignment from the Trustee of the Security Documents or the Note Documents, and exercising all of the rights and remedies available to the Bank in connection therewith;

(c)   Take possession of the Project and let contracts for, or otherwise proceed with, the completion, repair, or renovation of the Project and pay the costs thereof out of the Note Proceeds and should such cost amount to more than the total of such funds, then the Bank shall have the right (but not the obligation) to pay such additional costs by expenditure of its own funds. If the Bank advances its own funds for such purposes, such funds shall be secured by the Security Documents notwithstanding that such advances may cause the total amount advanced hereunder to exceed the amount committed to be advanced pursuant to this Agreement, and the Company shall immediately upon demand reimburse the Bank therefor with interest at the Default Rate, from the date of such advance until the date of reimbursement;

(d)   Terminate its consent to the release of the Note Proceeds;

(e)   If the Event of Default may be cured by the Bank by taking actions or making payments of money, the Bank shall have the right (but not the obligation) to take such actions (including without limitation the retention of attorneys and the commencement or prosecution of actions on its own behalf or on behalf of the Company), make such payments and pay for the costs of such actions (including without limitation attorneys' fees and court costs) from its own funds; provided, that the taking of such actions at the Bank's expense or the

making of such payments by the Bank out of the Bank's own funds shall not be deemed to cure such Event of Default, and the same shall not be so cured unless and until the Company shall have reimbursed the Bank for such payment, together with interest at the Default Rate, from the date of such payment until the date of reimbursement. If the Bank advances its own funds for such purposes, such funds shall be secured by the Security Documents, notwithstanding that such advances may cause the total amount advanced hereunder to exceed the amount committed to be advanced pursuant to this Agreement, and the Company shall immediately upon demand reimburse the Bank therefor with interest at the Default Rate, from the date of such advance until the date of reimbursement; and

(f)   Exercise any and all of its rights under the Letter of Credit Documents or the Note Documents, or otherwise as a secured creditor, including, without limitation, foreclosing on any security, and exercising any other rights with respect to security whether under the Security Documents or any other agreement or as provided by law, all in such order and in such manner as the Bank in its sole discretion may determine.

11.3   Cumulative Remedies; Waiver.   All remedies of the Bank provided for herein are cumulative and shall be in addition to any and all other rights and remedies provided in the Letter of Credit, the Security Documents, the Note Documents or any of the Letter of Credit Documents, or provided by law from time to time. The exercise of any right or remedy by the Bank hereunder shall not in any way constitute a cure or waiver of default hereunder or under the Letter of Credit, the Security Documents, the Note Documents, or any of the Letter of Credit Documents, nor invalidate any notice of default or any act done pursuant to any such notice, nor prejudice the Bank in the exercise of any rights hereunder or under the Letter of Credit, the Security Documents, the Note Documents or the Letter of Credit Documents, unless in the exercise of said right, the Bank realizes all amounts owed to it under the Letter of Credit, this Agreement, the Security Documents, the Note Documents and the Letter of Credit Documents and all Events of Default are cured. No waiver by the Bank of any default or breach by the Company hereunder shall be implied from any omission by the Bank to take action on account of such default if such default persists or is other than the default expressly made the subject of the waiver. Any such express waiver shall be operative only for the time and to the extent therein stated. Any waiver of any covenant, term or condition contained herein shall not be construed as a waiver of any subsequent breach of the same covenant, term or condition. The consent or approval by the Bank to or of any act by the Company shall not be deemed to waive or render unnecessary consent or approval to or of any subsequent act.

Section 12   Miscellaneous.

12.1   Actions.   The Bank shall have the right to commence, appear in and defend any action or proceeding affecting the rights or duties of the parties hereunder or the payment of any funds, and in connection therewith the Bank may pay necessary expenses, employ counsel and pay reasonable attorneys' fees. Except as otherwise provided herein, the Company agrees to pay to the Bank, on demand, all costs and expenses incurred by the Bank in connection therewith, including without limitation reasonable attorneys' fees, together with interest from the date of expenditure at the Interest Rate for a period of ten (10) days following

such date of expenditure and thereafter at the Default Rate. The Company's obligation to repay such expenses shall be secured by the Security Documents.

12.2. Payment of Expenses. The Company hereby agrees to pay to the Bank on demand, all reasonable amounts expended, advanced or incurred by the Bank to satisfy any obligation of the Company under this Agreement or any other Letter of Credit Document or to enforce the rights of the Bank under this Agreement or any other Letter of Credit Document (including without limitation any costs incurred by the Bank in connection with any insolvency or bankruptcy proceeding affecting the Company or any other Person involved in the Project), which amounts will include all court costs, reasonable attorneys' fees, fees of auditors and accountants and investigation expenses reasonably incurred by the Bank in connection with any such matters.

12.3 Nonliability of the Bank. The Company acknowledges and agrees that:

(a) any inspections of the Project made by or on behalf of the Bank are for purposes of administration of the Letter of Credit Documents only and the Company is not entitled to rely upon the same with respect to the quality or suitability of materials or workmanship, state of completion or otherwise; the Company shall make its own inspections to determine that the construction and equipping of the Project is in a manner satisfactory to the Company; and the Company shall immediately notify the Bank, in writing, should the same be in any material manner unsatisfactory to the Company;

(b) the relationship between the Company and the Bank is, and shall at all times remain, solely that of borrower and lender, and the Bank neither undertakes nor assumes any responsibility or duty to the Company to select, review, inspect, supervise, pass judgment upon, or inform the Company of any matter in connection with the Project, including without limitation matters relating to the quality, adequacy or suitability of: (i) the plans and specifications or amendments, alterations and additions thereto, (ii) architects, contractors, subcontractors and materialmen employed or utilized in the construction, or the workmanship of or the materials used by any of them, or (iii) the progress or course of construction and its conformity or nonconformity with the plans and specifications or amendments, alterations and changes thereto, or (iv) the adequacy or legal sufficiency of any of the documents, agreements or arrangements pertaining to the Notes, the Note Documents or the rights or obligations of any Person in connection therewith; and the Company shall rely entirely upon its own judgment with respect to such matters, and any review, inspection, supervision, exercise of judgment or information supplied to the Company by the Bank in connection with such matters is for the protection of the Bank only and neither the Company nor any other Person is entitled to rely thereon;

(c) The Bank owes no duty of care to protect the Company against negligent, faulty, inadequate or defective construction;

(d) The Bank shall not be responsible or liable to the Company for any loss, damage, liability or claim of any kind relating to injury or death to persons or damage

to property or negligent, faulty, inadequate or defective construction, repair and maintenance of the Project, unless the Bank is in possession of the Project, and in that event only with respect to the gross negligence or willful misconduct of the Bank, and the Company hereby indemnifies and holds the Bank harmless from any such loss, damage, liability or claim;

(e)   The Bank shall not be responsible or liable to the Company for whatever use may be made of the Letter of Credit or for any acts or omissions of the Trustee and any beneficiary or transferee in connection therewith;

(f)   The Bank shall not be responsible or liable to the Company for the validity, sufficiency or genuineness of documents (except as to the Bank's signatures thereon), or of any endorsements thereon, even if such documents should in fact prove to be in any or all respects invalid, insufficient, inaccurate, fraudulent, or forged (except to the extent acceptance or reliance upon such documents is a result of the Bank's gross negligence or willful misconduct); and

(g)   The Bank shall not be responsible or liable to the Company as a result of any circumstances in any way related to the making or failure to make payment under the Letter of Credit, other than as a result of the gross negligence or willful misconduct of the Bank.

12.4   No Representations by the Bank. By accepting or approving anything required to be observed, performed or fulfilled, or to be given to the Bank pursuant to this Agreement or any of the other Letter of Credit Documents or Note Documents, including any certificate, statement of profit and loss or other financial statement, survey, appraisal or insurance policy, the Bank shall not be deemed to have warranted or represented the sufficiency, legality, effectiveness or legal effect of the same, or of any term, provision or condition thereof, and such acceptance or approval thereof shall not be or constitute any warranty or representation to anyone with respect thereto by the Bank. The Bank may accept documents in connection with the Letter of Credit or any of the other Letter of Credit Documents or Note Documents which appear on their face to be in order, without responsibility for further investigation, regardless of any notice or information to the contrary.

12.5   No Third Parties Benefited. This Agreement is made for the purpose of defining and setting forth certain obligations, rights and duties of the Company and Bank in connection with the Letter of Credit. It is made for the sole protection of the Company and the Bank, and the Bank's successors and assigns. No other Person shall have any rights of any nature hereunder or by reason hereof, except to the extent that the Trustee is expressly granted rights hereunder.

12.6   Indemnity by The Company. The Company hereby indemnifies and holds harmless the Bank and its directors, officers, agents and employees (collectively the "Indemnitees") from and against:

(a)   any and all claims, demands, actions or causes of action that are asserted against any Indemnitee by any Person if the claim, demand, action or cause of action directly or indirectly relates to a claim, demand, action or cause of action that the Person has or asserts against the Company, whether in connection with the Letter of Credit, the Notes, any of the Note Documents, any of the Letter of Credit Documents or this Agreement, or otherwise;

(b)   any and all claims, demands, action or causes of action that are asserted against any Indemnitee by any Person and arising from or in connection with (i) any statement or omission, actual or alleged, in the Note Documents, or (ii) any breach or default, actual or alleged, of the representations, warranties, covenants, conditions or agreements contained in this Agreement or any of the other Letter of Credit Documents or in any of the Note Documents; and

(c)   any and all liabilities, losses, costs or expenses (including court costs and attorneys' fees) that any Indemnitee suffers or incurs as a result of the assertion of any claim, demand, action or cause of action specified in Section 12.6(a) or Section 12.6(b) of this Agreement.

Any obligation or liability of the Company to any Indemnitee as provided in this Section 12.6 shall be secured by the Security Document. The indemnity contained in this Section 12.6 shall not extend to any claims, demands, actions, causes of action, liabilities, losses, costs or expenses which result solely from the gross negligence or willful misconduct of the Bank.

12.7   Commissions. The Company hereby indemnifies and holds the Bank harmless from any responsibility, cost and/or liability, including reasonable attorneys' fees incurred, in connection with any claim by any Person for the payment of any commission, charge or brokerage fee in connection with the Notes or any of the other transactions contemplated in connection with this Agreement.

12.8   Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Company and the Bank and their respective successors and assigns.

12.9   Execution in Counterparts. This Agreement and any other Letter of Credit Document may be executed in any number of counterparts and any party hereto or thereto may execute any counterpart, each of which when executed and delivered will be deemed to be an original and all of which counterparts of this Agreement or any other Letter of Credit Document, as the case may be, taken together will be deemed to be but one and the same instrument. The execution of this Agreement or any other Letter of Credit Document by any party hereto or thereto will not become effective until counterparts hereof or thereof, as the case may be, have been executed by all the parties hereto or thereto.

12.10   Prior Agreements; Amendments; Consents. This Agreement contains the entire agreement between the Bank and Company with respect to the subject matter hereof, and all prior negotiations, understandings and agreements with respect thereto are superseded by this

Agreement. No amendment, modification, supplement, termination or waiver of any provision of this Agreement or any of the Letter of Credit Documents, and no consent to any departure by the Company therefrom, may in any event be effective unless in writing signed by the Bank, and then only in the specific instance and for the specific purpose given.

12.11 <u>Cumulative Remedies; No Waiver</u>. The rights, powers and remedies of the Bank under the Letter of Credit Documents are cumulative and not exclusive of any right, power or remedy provided by law or equity or otherwise. No failure or delay on the part of the Bank in exercising any right, power or remedy may be, or may be deeded to be, a waiver thereof; nor may any single or partial exercise of any right, power or remedy preclude any other or further exercise of any other right, power or remedy.

12.12 <u>Inclusion of Expenditures in Indebtedness</u>. All sums paid or expended by the Bank under the terms of this Agreement shall bear interest as provided herein, from the date such sums are paid or expended, shall be secured by the Security Documents and shall be immediately due and payable by the Company upon demand.

12.13 <u>Survival of Representations and Warranties</u>. All representations and warranties of the Company contained herein or in any other Letter of Credit Document will survive the delivery of the Letter of Credit, and are material and have been or will be relied upon by the Bank, notwithstanding any investigation made by the Bank or on behalf of the Bank. For the purpose of the foregoing, all statements contained in any certificate, agreement or other writing delivered by or on behalf of the Company pursuant hereto or pursuant to any other Letter of Credit Document or in connection with the transactions contemplated hereby or thereby shall be deemed to be covenants, representations and warranties of the Company contained herein or in the other Letter of Credit Documents, as the case may be.

12.15 <u>Notices</u>. Except with respect to a notice of default under this Agreement, any notice required, permitted or contemplated hereunder shall be in writing and addressed to the party to be notified at the address set forth below or at such other address as each party may designate for itself from time to time by notice hereunder, and shall be deemed validly given (i) three (3) days following deposit in the U.S. mails, with proper postage prepaid, or (ii) the next business day after such notice was delivered to a regularly scheduled overnight delivery carrier with delivery fees either prepaid or an arrangement, satisfactory with such carrier, made for the payment thereof, or (iii) upon receipt of notice given by telecopy, mailgram, telegram, telex or personal delivery:

The Company: Community's Hearth & Home, Ltd.
                            5057 Troy Road
                            Springfield, Ohio 45502
                            Attention: Gary Wade, President

The Bank:	The Huntington National Bank
	5 West North Street
	Springfield, Ohio 45504
	Attention: Philip R. Teusink, Vice President
With a copy to:	Jeffrey L. Rohr, Esq.
	Graydon Head & Ritchey LLP
	511 Walnut Street, Suite 1900
	Cincinnati, Ohio 45202

With respect to any notice of default hereunder, shall be in writing and addressed to the party to be notified at the address set forth above or at such other address as each party may designate for itself from time to time by notice hereunder, and shall be deemed validly given if delivered by certified U.S. mail, return receipt requested.

12.15 Further Assurances. The Company shall, at its expense and without expense to the Bank, do, execute and deliver such further acts and documents as the Bank from time to time reasonably requires for the purpose of assuring and confirming unto the Bank the rights hereby created or intended now or hereafter so to be, or for carrying out the intention or facilitating the performance of the terms of any Letter of Credit Document, or for assuring the validity of any security interest or lien under any Security Document.

12.16 Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Ohio.

12.17 Severability of Provisions. Any provision in any Letter of Credit Document that is held to be inoperative, unenforceable or invalid shall be inoperative, unenforceable or invalid without affecting the remaining provisions, and to this end the provisions of all Letter of Credit Documents are declared to be severable.

12.18 Inconsistency with Security Documents. In the event that any of the provisions of the Security Documents are inconsistent with the provisions of this Agreement, the provisions of this Agreement shall prevail.

12.19 Headings. Article and section headings in this Agreement are included for convenience of reference only and are not part of this Agreement for any other purpose.

12.20 Jury Waiver. BANK AND THE COMPANY HEREBY WAIVE THE RIGHT TO TRIAL BY JURY OF ANY MATTERS ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

12.21 Confession of Judgment. The Company authorizes any attorney of record to appear for it in any court of record in the State of Ohio, after an amount due hereunder (an "Obligation") becomes due and payable whether by its terms or upon default, waive the issuance and service of process, and release all errors, and confess a judgment against it in favor of the

holder of such Obligation, for the principal amount of such Obligation plus interest thereon, together with court costs and attorneys' fees. Stay of execution and all exemptions are hereby waived. If an Obligation is referred to an attorney for collection, and the payment is obtained without the entry of a judgment, the obligors shall pay to the holder of such obligation its attorneys' fees. Each obligor waives any conflict of interest caused by an attorney that represents Bank acting as attorney for such obligor as set forth in this paragraph. Each obligor also agrees that the attorney acting for such obligor as set forth in this paragraph may be compensated by Bank for such services, and each obligor waives any conflict of interest caused by such compensation arrangement.

[Signatures on following page]

IN WITNESS WHEREOF, the Company and the Bank have executed this Agreement by their duly authorized officers as of the date first above written.

> **WARNING - BY SIGNING THIS PAPER YOU GIVE UP YOUR RIGHT TO NOTICE AND COURT TRIAL. IF YOU DO NOT PAY ON TIME A COURT JUDGMENT MAY BE TAKEN AGAINST YOU WITHOUT YOUR PRIOR KNOWLEDGE AND THE POWERS OF A COURT CAN BE USED TO COLLECT FROM YOU REGARDLESS OF ANY CLAIMS YOU MAY HAVE AGAINST THE CREDITOR WHETHER FOR RETURNED GOODS, FAULTY GOODS, FAILURE ON HIS PART TO COMPLY WITH THE AGREEMENT, OR ANY OTHER CAUSE.**

COMMUNITY'S HEARTH & HOME, LTD.



By: Gary L. Wade

Its: Vice President

THE HUNTINGTON NATIONAL BANK



By:

Its: Community President and Senior V.P.

EXHIBIT A

Letter of Credit

See attached.

The Huntington National Bank
International Operations - EA4C57
7 Easton Oval
Columbus, OH 43219
SWIFT: HUNTUS33
614-480-INTL (4685) - Customer Service
877-480-INTL (4685) - Toll free from within US



LETTER OF CREDIT

Irrevocable Letter of
Credit No. OSB.005253
Dated as of September 13, 2007

The Bank of New York Trust Company, N.A., as successor Trustee to Fifth Third Bank
525 Vine Street, Suite 900
Cincinnati, Ohio 45202
ATTN: Corporate Trust Department

Ladies and Gentlemen:

The Huntington National Bank, a national banking association (sometimes hereinafter referred to as the "Bank"), hereby establishes in your favor for the account of **Community's Hearth & Home, Ltd.**, an Ohio limited liability company (the "Company"), its Irrevocable Letter of Credit No. OSB.005253 (this "Letter of Credit") in a maximum amount of up to $3,780,110 (as more fully described below) effective immediately and expiring at 5:00 p.m., Springfield, Ohio time, on September 15, 2010 (the "Expiration Date") or if the Expiration Date is not a business day (as hereinafter defined) on the next succeeding business day, unless terminated earlier in accordance with the provisions hereof.

This Letter of Credit is being issued in connection with that certain Trust Indenture (the "Indenture") between the Community's Hearth & Home, Ltd. (the "Issuer"), and you to authorize, issue and sell certain Adjustable Rate Demand Taxable Notes, Series 2002 due 2022 (the "Notes") in the aggregate principal amount of $4,200,000 (current principal amount of $3,725,000), the payment of which is secured by, among other things, this Letter of Credit. All capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Indenture.

As used in this Letter of Credit, the term "business day" shall mean a day of the year, other than a Saturday or Sunday, on which commercial banks located in the cities in which the principal corporate trust office of the Trustee, the principal office of the Remarketing Agent, the principal office of the Bank, are not required or authorized to remain closed and on which the payment system of the Federal Reserve System is operational.

You, as Trustee pursuant to the Indenture, are hereby irrevocably authorized to draw on us, for the account of the Company, in accordance with the terms and conditions hereof and subject to increases and reductions in amounts as hereinafter set forth, an aggregate amount not exceeding Three Million Seven Hundred Eighty Thousand One Hundred Ten and 00/100 Dollars ($3,780,110) (the "Stated Amount"), of which (A) an aggregate amount not exceeding $3,725,000 (the "Principal Portion") may be drawn upon for payment of the unpaid principal

The Huntington National Bank
International Operations - EA4C57
7 Easton Oval
Columbus, OH 43219
SWIFT: HUNTUS33
614-480-INTL (4685) - Customer Service
877-480-INTL (4685) - Toll free from within US



amount of the Notes and (ii) for payment of that portion of the purchase price of the Notes corresponding to the principal thereof when delivered to the Remarketing Agent for remarketing and not remarketed, and (B) an aggregate amount not exceeding $55,110 (the "Interest Portion") may be drawn upon (i) for payment of up to 45 days accrued interest on the Notes at a maximum interest rate of 12% per annum (interest calculated on a 365 day year (366 days for a leap year) and charged for the actual number of days elapsed), and (ii) for payment of that portion of the purchase price of the Notes corresponding to the accrued interest on such Notes when delivered to the Remarketing Agent for remarketing and not remarketed. All drawings under this Letter of Credit will be paid with our own funds and will not be paid directly or indirectly from funds or collateral on deposit with or for the account of, or pledged with or for the account of, the Bank by the Company or Issuer.

Funds under this Letter of Credit are only available to you against your sight draft(s) drawn on us, substantially in the form of Exhibit 1 hereto, stating on their face: "Drawn under Letter of Credit No. OSB.005253" and upon your presenting to us one or more of the following written certificates:

(A)   If the drawing is being made for payment of principal of the Notes whether due upon maturity, prepayment or acceleration, a written certificate signed by you in the form of Exhibit 2 attached hereto appropriately completed (a "Principal Drawing");

(B)   If the drawing is being made for that portion of the purchase price of the Notes attributable to principal delivered to the Remarketing Agent and not remarketed, a written certificate signed by you in the form of Exhibit 3 attached hereto appropriately completed (a "Remarketing Drawing"); and

(C)   If the drawing is being made for a payment of interest on the Notes or that portion of the purchase price of the Notes attributable to accrued interest, a written certificate signed by you in the form of Exhibit 4 attached hereto appropriately completed (an "Interest Drawing").

Presentation of such draft(s) and certificate(s) shall be made on a business day at our office located at The Huntington National Bank, Attention: International Services-MA1200, 17 South High Street, Columbus, Ohio 43215 or any other place which may be designated by us by written notice delivered to you. If we receive any of your drafts drawn hereunder at such office, all in strict conformity with the terms and conditions of this Letter of Credit, on or prior to the termination hereof, we will honor the same and make payment hereunder. If a draft and certificate are presented to us as aforesaid in connection with a Principal Drawing or an Interest Drawing not related to a Remarketing Drawing (i) before or by 10:00 a.m., Columbus, Ohio time, payment will be made, in immediately available funds, by 1:30 p.m., Columbus, Ohio time, on the next business day following presentment, and (ii) after 10:00 a.m., Columbus, Ohio, time on a business day, payment will be made, in immediately available funds, by 1:30 p.m., Columbus, Ohio time on the second business day following presentment. If a draft and certificate are presented to us as aforesaid in connection with a Remarketing Drawing or an Interest Drawing related to a Remarketing Drawing (i) before or by 10:00 a.m., Columbus, Ohio,

The Huntington National Bank
International Operations - EA4C57
7 Easton Oval
Columbus, OH 43219
SWIFT: HUNTUS33
614-480-INTL (4685) - Customer Service
877-480-INTL (4685) - Toll free from within US



time, on a business day, payment will be made, in immediately available funds, by 1:30 p.m., Columbus, Ohio time on the same business day, and (ii) after 10:00 a.m., Columbus, Ohio time, on a business day, payment will be made, in immediately available funds, on the next business day following presentment. If requested by you, payment may be made by deposit of such funds into a designated bank account that you maintain.

Upon receipt from you of a written certificate signed by you in the form of Exhibit 5 attached hereto appropriately completed, stating that a payment of principal on the Notes has been made from funds other than amounts drawn under this Letter of Credit, the Stated Amount of this Letter of Credit shall be reduced by the amount of the reduction set forth in such certificate. Upon payment of a drawing hereunder, the Stated Amount of this Letter of Credit shall be reduced by the amount of such payment except as follows:

(A) Upon notation of us or our designated agent as the beneficiary of the Notes purchased in connection with any Remarketing Drawing, such obligation to honor draws for payment hereunder with respect to the payment of principal, or the portion of purchase price corresponding to principal, on the Notes so delivered will be reinstated.

(B) In connection with any Interest Drawing, if you have not received from us by the close of business on the fifth day following the date of your drawing a notice in the form of the certificate attached hereto as Exhibit 6 appropriately completed, indicating we have not reinstated the Letter of Credit for all amounts drawn under such Interest Drawing, your right to draw on us by an Interest Drawing shall be automatically reinstated as of the close of business on such fifth day in such amount and this automatic reinstatement of your right to make an Interest Drawing shall be applicable to successive Interest Drawings so long as this Letter of Credit shall have not terminated as set forth below.

Only you, as Trustee, or your transferee pursuant to the terms of this Letter of Credit, may make a drawing under this Letter of Credit. Upon the payment to you, as Trustee, of the amount specified in a draft drawn hereunder, we will be fully discharged of our obligation under this Letter of Credit with respect to such draft and shall not thereafter be obligated to make any further payments under this Letter of Credit in respect of such draft to you or any other person who may have made to you or makes to you a demand for payment of principal of, purchase price of, or interest on any Note. By paying to you an amount demanded in such draft we make no representation as to the correctness of the amount demanded in such draft. The Bank shall not be called upon to determine questions of fact or law at issue between the Bank's customer and the beneficiary of this Letter of Credit.

This Letter of Credit applies only to the payment of principal (or that portion of the purchase price corresponding to principal) of the Notes and up to 45 days' interest (or that portion of the purchase price corresponding to interest) accruing on the Notes on or prior to the expiration of this Letter of Credit and does not apply to any interest that may accrue thereon or any principal or purchase price which may be payable with respect thereto after such date.

The Huntington National Bank
International Operations - EA4C57
7 Easton Oval
Columbus, OH 43219
SWIFT: HUNTUS33
614-480-INTL (4685) - Customer Service
877-480-INTL (4685) - Toll free from within US



This Letter of Credit shall automatically terminate without any action or notice and shall be delivered to us for cancellation upon the earliest of: (i) the making by you of the final drawing available to be made hereunder; (ii) our receipt of a written certificate signed by your officer and an officer of the Company in the form of Exhibit 7 hereto appropriately completed, stating that: (a) no Notes are Outstanding within the meaning of the Indenture; and (b) such officers are duly authorized to sign such certificate on behalf of you and the Company, respectively; (iii) our receipt of a written certificate signed by your officer and an authorized officer of the Company in the form of Exhibit 8 hereto appropriately completed, stating that: (a) an Alternate Letter of Credit (as defined in the Indenture) has been accepted by the Trustee, and (b) such officers are duly authorized to sign such certificate on behalf of you and the Company; or, (iv) the occurrence of the Expiration Date.

This Letter of Credit is subject to the International Standby Practices/ISP98, International Chamber of Commerce Publication No. 590 (the "Uniform Customs"), which we expressly waive. This Letter of Credit shall be deemed to be made under the laws of the State of Ohio, and shall, as to matters not governed by the ISP98, be governed by and construed in accordance with the laws of the State of Ohio.

Communications with respect to this Letter of Credit shall be in writing and shall be addressed to us at The Huntington National Bank, Attention: International Services-MA1200, 17 South High Street, Columbus, Ohio 43215, specifically referring to the number of this Letter of Credit.

Notwithstanding anything in ISP98 to the contrary, this Letter of Credit is transferable in its entirety to any transferee who has succeeded you as Trustee under the Indenture. Each letter of credit issued upon any such transfer may be successively transferred. Transfer of the available balance under this Letter of Credit to such transferee shall be effected by the presentation to us of this Letter of Credit accompanied by a certificate substantially in the form of Exhibit 9 attached hereto. Following such presentation, and as soon as this original Letter of Credit is returned to us and we have been paid our customary transfer fee, we shall forthwith transfer the same to your transferee or, if so requested by your transferee, issue an irrevocable letter of credit to your transferee with provisions therein consistent with those of this Letter of Credit.





The Huntington National Bank
International Operations - EA4C57
7 Easton Oval
Columbus, OH 43219
SWIFT: HUNTUS33
614-480-INTL (4685) - Customer Service
877-480-INTL (4685) - Toll free from within US

Huntington

This Letter of Credit sets forth in full our undertaking and shall not in any way be modified, amended, amplified or limited by reference to any document, instrument or agreement referred to herein (including, without limitation, the Notes and the Indenture), except only the certificate(s) and the draft(s) referred to herein; and any such reference shall not be deemed to incorporate herein by reference any document, instrument or agreement except for such certificate(s) and such draft(s).

Very Truly Yours,

THE HUNTINGTON NATIONAL BANK

By: ______________________
Robert Storbeck, Vice President

COPY

The Huntington National Bank
International Operations - EA4C57
7 Easton Oval
Columbus, OH 43219
SWIFT: HUNTUS33
614-480-INTL (4685) - Customer Service
877-480-INTL (4685) - Toll free from within US



EXHIBIT 1

SIGHT DRAFT

_____, 20___

FOR VALUE RECEIVED

Pay on Demand to: _____ U.S.
_____ Dollars
(U.S. $_____)

Charge to account of Community's Hearth & Home, Ltd., an Ohio limited liability company.

Drawn under The Huntington National Bank Letter of Credit No. OSB.005253.

TO: The Huntington National Bank
       17 South High Street
       Columbus, Ohio 43215
       ATTN: International Services - MA1200

The sum drawn does not exceed the difference between (I) the maximum aggregate amount to be drawn under the Letter of Credit less (II) the aggregate amount of all previous drawings made under the Letter of Credit for which The Huntington National Bank has not reinstated, as certified to us in any Certificate of Reinstatement or Nonreinstatement heretofore delivered by you.

The Bank of New York Trust Company, Inc., as Trustee

By: _____

Its: _____

The Huntington National Bank
International Operations - EA4C57
7 Easton Oval
Columbus, OH 43219
SWIFT: HUNTUS33
614-480-INTL (4685) - Customer Service
877-480-INTL (4685) - Toll free from within US



EXHIBIT 2
CERTIFICATE FOR "PRINCIPAL DRAWING"
(PRINCIPAL UPON REDEMPTION, MATURITY OR ACCELERATION)

The undersigned, a duly authorized officer of The Bank of New York Trust Company, N.A., as Trustee (the "Trustee"), hereby certifies to The Huntington National Bank (the "Bank") with reference to The Huntington National Bank irrevocable Letter of Credit No. OSB.005253 (the "Letter of Credit", the capitalized terms defined herein and not defined herein being used as therein defined) issued by the Bank in favor of the Trustee that:

(1)   The Trustee is the Trustee under the Indenture for the holders of the Notes.

(2)   The Trustee is making a drawing under the Letter of Credit with respect to the payment of principal upon the Notes.

(3)   The amount of principal of the Notes which is due and payable or which will become due and payable within two business days after the date hereof is $_____. The amount of the draft accompanying this Certificate does not exceed such amount.

(4)   The amount of the draft accompanying this Certificate, together with the aggregate of all prior payments made pursuant to drawings under the Letter of Credit for the payment of the principal of the Notes, including amounts under Remarketing Drawings which have not been reinstated, does not exceed the Principal Portion.

(5)   This is a (partial) (final) drawing.

(6)   The amount of the draft accompanying this Certificate was computed in accordance with the terms and conditions of the Notes and the Indenture.

(7)   Upon receipt by the Trustee of the amount demanded hereby, (a) the Trustee will apply it directly to the payment when due of the appropriate amount of principal owing on account of the Notes pursuant to the Indenture, (b) no portion of it shall be applied by the Trustee for any other purpose, and (c) no portion of it shall be commingled with other funds held by the Trustee. This drawing is made in accordance with the provisions of the Indenture.

IN WITNESS WHEREOF, the Trustee has executed and delivered this certificate as of this _____ day of _____, 20__.


**The Bank of New York Trust Company,
N.A., as Trustee**
By: _____
Its: _____


The Huntington National Bank
International Operations - EA4C57
7 Easton Oval
Columbus, OH 43219
SWIFT: HUNTUS33
614-480-INTL (4685) - Customer Service
877-480-INTL (4685) - Toll free from within US



EXHIBIT 3

CERTIFICATE FOR "REMARKETING DRAWING"

(PURCHASE PRICE OF NOTES DELIVERED TO REMARKETING AGENT AND NOT RESOLD)

The undersigned, a duly authorized officer of The Bank of New York Trust Company, N.A., as Trustee (the "Trustee"), hereby certifies to The Huntington National Bank (the "Bank") with reference to The Huntington National Bank irrevocable Letter of Credit No. OSB.005253 (the "Letter of Credit," the capitalized terms defined therein and not defined herein being used as therein defined) issued by the Bank in favor of the Trustee that:

(1)   The Trustee is the Trustee under the Indenture for the holders of the Notes.

(2)   The Trustee is making a drawing under the Letter of Credit at the written request of the Remarketing Agent (as defined in the Indenture), to pay, pursuant to the terms of the Remarketing Agreement (as defined in the Indenture), the purchase price equal to the principal amount of those Notes which the Remarketing Agent has been unable to remarket.

(3)   The Trustee agrees that all payments of principal, premium, if any, and interest made on such Notes shall be made to the Bank, so long as the Bank is the pledgee of such Notes.

(4)   The principal amount of the Notes delivered to the Remarketing Agent which the Remarketing Agent has been unable to remarket is $_____. The amount of the draft accompanying this Certificate does not exceed such principal amount due as the purchase price of the Notes.

(5)   The principal amount of the draft accompanying this Certificate, together with the aggregate of all prior principal payments made pursuant to Remarketing Drawings which have not been reinstated under the Letter of Credit for the payment of purchase price of the Notes and Principal Drawings, does not exceed the Principal Portion.

(6)   Upon receipt by the Trustee of the amount demanded hereby, (a) the Trustee will deliver it to the Remarketing Agent only for the purpose of payment of the purchase price of the Notes referenced in Paragraph hereof, (b) no portion of it shall be applied by the Trustee for any other purpose, and (c) no portion of it shall be commingled with other funds held by the Trustee. This drawing is made in accordance with the provisions of the Indenture and the Remarketing Agreement.

(7)   The amount of the draft accompanying this Certificate was computed in accordance with the terms and conditions of the Notes and the Indenture.



The Huntington National Bank
International Operations - EA4C57
7 Easton Oval
Columbus, OH 43219
SWIFT: HUNTUS33
614-480-INTL (4685) - Customer Service
877-480-INTL (4685) - Toll free from within US

Huntington

IN WITNESS WHEREOF, the Trustee has executed and delivered this certificate as of the ______ day of ___________, 20__.

The Bank of New York Trust Company, N.A., as Trustee

By: ________________________________

Its: ________________________________

The Huntington National Bank
International Operations - EA4C57
7 Easton Oval
Columbus, OH 43219
SWIFT: HUNTUS33
614-480-INTL (4685) - Customer Service
877-480-INTL (4685) - Toll free from within US



EXHIBIT 4

CERTIFICATE FOR "INTEREST DRAWING"

(ACCRUED INTEREST)

The undersigned, a duly authorized officer of The Bank of New York Trust Company, N.A., as Trustee (the "Trustee), hereby certifies to The Huntington National Bank (the "Bank") with reference to The Huntington National Bank irrevocable Letter of Credit No. OSB.005253 (the "Letter of Credit," the capitalized terms defined therein and not defined herein being used as therein defined) issued by the Bank in favor of the Trustee that:

(1)   The Trustee is the Trustee under the Indenture for the holders of the Notes.

(2)   The Trustee is making a drawing under the Letter of Credit in respect of payment of (a) accrued and unpaid interest on the Notes or (b) purchase price of the Notes not successfully remarketed corresponding to accrued interest.

(3)   Interest on the Notes which is due and payable, or which will become due and payable within two business days after the date hereof, and the amount of the draft accompanying this Certificate does not exceed the amount available on the date hereof to be drawn under the Letter of Credit in respect of payment of interest accrued on the Notes.

(4)   The amount of interest accrued on the Notes which is due and payable is $_____. The amount of the draft accompanying this Certificate does not exceed such amount due as interest or in respect of interest. This is a (partial) (final) drawing.

(5)   The amount of the draft accompanying this Certificate, together with the aggregate of all prior payments made pursuant to drawings under the Letter of Credit in respect of the payment of interest accrued on the Notes which, as certified to us by the Bank, the Bank has not reinstated, does not exceed the Interest Portion.

(6)   The amount of the draft accompanying this Certificate was computed in accordance with the terms and conditions of the Notes and the Indenture.

(7)   Upon receipt by the Trustee of the amount demanded hereby, (a) the Trustee will apply it directly to the payment when due of the appropriate amount of interest owing on account of the Notes pursuant to the Indenture, (b) no portion of it shall be applied by the Trustee for any other purpose, and (c) no portion of it shall be commingled with other funds held by the Trustee. This drawing is made in accordance with the provisions of the Indenture.



IN WITNESS WHEREOF, the Trustee has executed and delivered this certificate as of the _____ day of _____, 20__.

The Bank of New York Trust Company, N.A., as Trustee

By: _____

Its: _____

The Huntington National Bank
International Operations - EA4C57
7 Easton Oval
Columbus, OH 43219
SWIFT: HUNTUS33
614-480-INTL (4685) - Customer Service
877-480-INTL (4685) - Toll free from within US



EXHIBIT 5

CERTIFICATE OF REDUCTION IN STATED AMOUNT

The Huntington National Bank
17 South High Street
Columbus, Ohio 43215
ATTN: International Services - MA1200

Re: <u>The Huntington National Bank Irrevocable Letter of Credit No. OSB.005253</u>

Ladies and Gentlemen:

The undersigned, a duly authorized officer of The Bank of New York Trust Company, N.A., as Trustee (the "Trustee"), hereby certifies to The Huntington National Bank (the "Bank") with reference to The Huntington National Bank irrevocable Letter of Credit No. OSB.005253 (the "Letter of Credit," the capitalized terms defined therein and not defined herein being used as therein defined) issued by the Bank in favor of the Trustee that:

(1)   The Trustee is the Trustee under the Indenture for the holders of the Notes.

(2)   On the date hereof, a payment or a credit towards payment of principal on the Notes in the amount of $_____ has been made from funds other than amounts drawn under the Letter of Credit.

(3)   In accordance with the Letter of Credit, upon your receipt of this certificate, the Stated Amount of the Letter of Credit is reduced by $_____, which amount equals the sum of: (i) the amount of principal so paid, plus (ii) 45 days' interest on such amount of principal at the rate of 12% per annum. You may adjust your records accordingly.

IN WITNESS WHEREOF, the Trustee has executed and delivered this certificate as of the _____ day of _____, 20__.


The Bank of New York Trust Company,
N.A., as Trustee

By: _____

Its: _____


15010103 (02/05)

The Huntington National Bank
International Operations - EA4C57
7 Easton Oval
Columbus, OH 43219
SWIFT: HUNTUS33
614-480-INTL (4685) - Customer Service
877-480-INTL (4685) - Toll free from within US



EXHIBIT 6

CERTIFICATE OF NONREINSTATEMENT
OF AMOUNTS AVAILABLE UNDER IRREVOCABLE
<u>LETTER OF CREDIT NO. OSB. 005253</u>

       The undersigned, a duly authorized officer of The Huntington National Bank (the "Bank"), hereby certifies to the Trustee under the Trust Indenture dated as of December 1, 2002 between Community's Hearth & Home, Ltd. and The Bank of New York Trust Company, N.A., as trustee (the "Trustee"), with reference to The Huntington National Bank irrevocable Letter of Credit No. OSB.005253 (the "Letter of Credit") issued by the Bank in favor of the Trustee that the amount drawn by the Trustee pursuant to its Interest Drawing dated as of _____ has not been reinstated either (a) because the Bank has not been reimbursed for such Drawing or (b) an Event of Default has occurred under the Reimbursement Agreement dated as of December 1, 2002 between the Bank and the Company, as defined in the Letter of Credit, and is continuing.

       Except as herein expressly set forth, all other terms and conditions of the Letter of Credit remain unchanged.

       IN WITNESS WHEREOF, the Bank has executed and delivered this certificate this _____ day of _____, 20__.

                       THE HUNTINGTON NATIONAL BANK

                       By: _____

                       Its: _____



The Huntington National Bank
International Operations - EA4C57
7 Easton Oval
Columbus, OH 43219
SWIFT: HUNTUS33
614-480-INTL (4685) - Customer Service
877-480-INTL (4685) - Toll free from within US

Huntington

EXHIBIT 7

CERTIFICATE THAT NO NOTES ARE OUTSTANDING

The Huntington National Bank
17 South High Street
Columbus, Ohio 43215
ATTN: International Services - MA1200

Re: The Huntington National Bank
Irrevocable Letter of Credit No. OSB.005253

Ladies and Gentlemen:

The undersigned, a duly authorized officer of The Bank of New York Trust Company, N.A., as Trustee (the "Trustee"), and a duly authorized officer of the Community's Hearth & Home, Ltd. (the "Company"), hereby certify to The Huntington National Bank (the "Bank") with reference to The Huntington National Bank irrevocable Letter of Credit No. OSB.005253 (the "Letter of Credit," the capitalized terms defined therein and not defined herein being used as therein defined) issued by the Bank in favor of the Trustee that:

(1) The Trustee is the Trustee under the Indenture for the holders of the Notes.

(2) No Notes are outstanding within the meaning of the Indenture.

(3) The undersigned officers or representatives are duly authorized to sign this certificate on behalf of the Trustee and on behalf of the Company, respectively.

IN WITNESS WHEREOF, the Trustee and the Company have executed and delivered this certificate as of the ______ day of ___________, 20__.

COMMUNITY'S HEARTH & HOME, LTD.	**The Bank of New York Trust Company, N.A., as Trustee**
By: ___________________________	By: ___________________________
Its: ___________________________	Its: ___________________________

1436121.4

14

15010103 (02/05)

The Huntington National Bank
International Operations - EA4C57
7 Easton Oval
Columbus, OH 43219
SWIFT: HUNTUS33
614-480-INTL (4685) - Customer Service
877-480-INTL (4685) - Toll free from within US



EXHIBIT 8

CERTIFICATE OF ACCEPTANCE OF ALTERNATE LETTER OF CREDIT

The Huntington National Bank
17 South High Street
Columbus, Ohio 43215
ATTN: International Services - MA1200

     Re: The Huntington National Bank
              Irrevocable Letter of Credit No. OSB.005253

Ladies and Gentlemen:

The undersigned, a duly authorized officer of The Bank of New York Trust Company, N.A., as Trustee (the "Trustee"), and a duly authorized officer of the Community's Hearth & Home, Ltd. (the "Company"), hereby certify to The Huntington National Bank (the "Bank") with reference to The Huntington National Bank irrevocable Letter of Credit No. OSB.005253 (the "Letter of Credit," the capitalized terms defined therein and not defined herein being used as therein defined) issued by the Bank in favor of the Trustee that:

(1)   The Trustee is the Trustee under the Indenture for the holders of the Notes.

(2)   An Alternate Letter of Credit (as defined in the Indenture) has been accepted by the Trustee.

(3)   The undersigned officers or representatives are duly authorized to sign this certificate on behalf of the Trustee and on behalf of the Company, respectively.

IN WITNESS WHEREOF, the Trustee and Company have executed and delivered this certificate as of the _____ day of _____, 20__.

COMMUNITY'S HEARTH & HOME, LTD.	**The Bank of New York Trust Company, N.A., as Trustee**
By: _____	By: _____
Its: _____	Its: _____

The Huntington National Bank
International Operations - EA4C57
7 Easton Oval
Columbus, OH 43219
SWIFT: HUNTUS33
614-480-INTL (4685) - Customer Service
877-480-INTL (4685) - Toll free from within US



EXHIBIT 9

The Huntington National Bank.
17 South High Street
Columbus, Ohio 43215
ATTN: International Services - MA1200

Re: The Huntington National Bank
        <u>Irrevocable Letter of Credit No. OSB.005253</u>

Ladies and Gentlemen:

For value received, the undersigned beneficiary hereby irrevocably transfers to:

(Name of Transferee)
(Address)

all rights of the undersigned beneficiary to draw under the above Letter of Credit in its entirety.

By this transfer, all rights of the undersigned beneficiary in and to such Letter of Credit are transferred to the transferee who shall have sole rights as beneficiary thereof, including sole rights relating to any amendments, whether in creases or extensions or other amendments and whether now existing or hereafter made. All amendments are to be advised direct to the transferee without necessity of any consent of or notice to the undersigned beneficiary.

If advice of such Letter of Credit is returned herewith, along with your customary transfer fee, then we ask you to endorse the transfer on the reverse thereof and forward it directly to the transferee with your customary notice of transfer.

Very truly yours,

_____
Signature of Beneficiary

SIGNATURE AUTHENTICATED

_____
(Bank)

_____
(Authorized Signature)

15010103 (02/05)